TRENCH ELECTRIC B.V.
FORM 20-F Equivalent
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

(Mark One)

☐ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.

OR

☐ Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2003

OR

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the transition period from _____ to _____

Commission file number 333-8334-02

Trench Electric B.V.
(Exact Name of Registrant as Specified in Its Charter)

The Netherlands
(Jurisdiction of Incorporation or Organization)

Prof. J.H. Bavincklaan 7, 1183 AT, Amstelveen, The Netherlands
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
None	

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

(Title of Class)

Securities in respect of which this annual report is furnished:

Trench Electric SA/Trench Inc. 10 ¼% Senior Subordinated Notes due 2007
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

40,000 Common Shares, 1 Dutch Guilder par value per share (0.45 €)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes _____   No __X__

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 __X__   Item 18 _____

* This Form 20-F Equivalent is furnished pursuant to an indenture agreement.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

TABLE OF CONTENTS

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

PRESENTATION OF FINANCIAL INFORMATION

This Form 20-F Equivalent is furnished pursuant to an indenture agreement.

In this Form 20-F Equivalent, unless the context otherwise requires, we have used "Group", "Trench", "We" or "Our" to mean Trench Electric B.V. ("Trench Electric") together with its direct or indirect subsidiaries and their predecessor companies. "Company" refers to the stand-alone Trench Electric B.V.

Unless otherwise indicated, we have prepared all historical financial statements included in this Form 20-F Equivalent in accordance with U.S. generally accepted accounting principles and these are set forth in thousands of U.S. dollars, unless otherwise stated.

Note: THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS AS ENCOURAGED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALL STATEMENTS CONTAINED IN THIS DOCUMENT, OTHER THAN HISTORICAL INFORMATION, ARE FORWARD-LOOKING STATEMENTS. IN ADDITION, WE OR OUR REPRESENTATIVES MAY FROM TIME TO TIME MAKE ORAL OR WRITTEN STATEMENTS, WHICH SHOULD ALSO BE CONSIDERED "FORWARD-LOOKING STATEMENTS." THESE STATEMENTS REPRESENT MANAGEMENT'S CURRENT EXPECTATION AND BELIEFS CONCERNING FUTURE EVENTS IMPACTING US AND THEREFORE INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. MANAGEMENT ACKNOWLEDGES THAT "FORWARD-LOOKING STATEMENTS" ARE NOT GUARANTEES AND THAT ACTUAL RESULTS COULD BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED. A VARIETY OF FACTORS COULD CAUSE BUSINESS CONDITIONS AND OUR RESULTS TO DIFFER MATERIALLY FROM THOSE EXPECTED BY US OR EXPRESSED IN OUR "FORWARD-LOOKING STATEMENTS". THESE FACTORS INCLUDE, WITHOUT LIMITATION, CHANGES IN MARKET PRICE OR MARKET DEMAND; CHANGES IN RAW MATERIAL COSTS OR AVAILABILITY; LOSS OF BUSINESS FROM CUSTOMERS; UNANTICIPATED EXPENSES; CHANGES IN FINANCIAL MARKETS; FOREIGN CURRENCY CHANGES; POTENTIAL EQUIPMENT MALFUNCTIONS AND THE OTHER FACTORS DISCUSSED IN THIS FORM 20-F EQUIVALENT.

WHILE WE PERIODICALLY REASSESS MATERIAL TRENDS AND UNCERTAINTIES AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION IN CONNECTION WITH THE OPERATING AND FINANCIAL REVIEW AND PROSPECTS AND CERTAIN OTHER SECTIONS CONTAINED IN OUR QUARTERLY, ANNUAL OR OTHER REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WE DO NOT INTEND TO REVIEW OR REVISE ANY PARTICULAR "FORWARD-LOOKING STATEMENT" IN THE LIGHT OF FUTURE EVENTS.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable – Annual Report on Form 20-F Equivalent

Item 2. Offer Statistics and Expected Timetable

Not applicable – Annual Report on Form 20-F Equivalent

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

Item 3. Key Information:

A. Selected Financial Data:

The financial data as set forth below at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 have been derived from our consolidated financial statements included in Item 17 of this Form 20-F Equivalent. Financial data at December 31, 1999, 2000 and 2001 and for each of the years in the two-year period ended December 31, 2000 have been derived from Trench's previously published audited consolidated financial statements not included in this document.

The financial data at December 31, 2003 and 2002 and for each of the three years in the three-year period ended December 31, 2003 should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements.

	Years Ended				
	Dec. 31 2003	Dec. 31 2002	Dec. 31 2001	Dec. 31 2000	Dec. 31 1999
	(in millions of U.S. dollars, unless stated otherwise)				
Statements of Operations Data:					
Sales...	$ 279.5	$ 255.9	$ 224.3	$ 200.8	$ 211.7
Cost of sales..	190.1	177.2	160.8	141.2	146.9
Gross profit...	89.4	78.7	63.5	59.6	64.8
Contract termination	—	—	—	0.6	—
Selling, general and administrative expenses (1)...................................	46.9	46.1	46.4	44.4	42.9
Restructuring...	1.5	—	—	—	1.6
Gain on sale of assets...............................	(0.9)	(0.7)	—	—	(1.8)
Operating income......................................	41.9	33.3	17.1	14.6	22.1
Foreign exchange (gains) losses (2).....................	(26.3)	(2.3)	9.1	7.7	2.4
Gain on extinguishment of debt............................	—	—	—	(2.2)	—
Interest expense and other (3)	19.6	19.6	19.9	23.7	21.2
Income (loss) before income taxes and minority interest	48.6	16.0	(11.9)	(14.6)	(1.5)
Provision for income taxes......................................	8.7	6.8	2.1	3.0	0.8
Net income (loss) before minority interest............	39.9	9.2	(14.0)	(17.6)	(2.3)
Minority interest	4.9	2.7	1.2	0.3	—
Net income (loss)	$ 35.0	$ 6.5	$ (15.2)	$ (17.9)	$ (2.3)
Balance Sheet Data (End of Period):					
Total assets..	$ 413.5	$ 345.7	$ 317.0	$ 328.6	$ 307.2
Total debt..	174.4	185.1	192.3	194.3	181.6
Share capital (in thousands of U.S. dollars)	20.0	20.0	20.0	20.0	20.0
Shareholders equity..	81.5	41.8	23.4	39.1	61.0
Other Financial Data:					
Depreciation and goodwill amortization...............	8.1	7.0	10.4	12.1	9.1
Capital expenditure	9.7	5.2	7.7	3.7	3.7
Number of common shares outstanding (in thousands)	40.0	40.0	40.0	40.0	40.0
Basic and diluted earnings (loss) per common share (in U.S. dollars).....................	874.20	162.05	(380.68)	(447.95)	(56.63)
Cash flows provided by (used in):					
Operating activities...	36.7	13.8	2.8	8.4	6.4
Investing activities	(7.5)	(0.3)	(9.5)	(11.6)	19.2
Financing activities	(14.4)	(10.4)	(2.1)	6.4	(47.9)

(1)   Starting in 2002, under FAS 142 "Goodwill and Other Intangible Assets," we are no longer required nor permitted to record goodwill amortization.   Goodwill now has an indefinite useful life and will not be amortized but rather will be tested at least annually for impairment. Accordingly, we did not incur goodwill amortization expense in 2002 or 2003, whereas, in 2001, we incurred goodwill amortization expense of $3.5 million, which is included in selling, administrative and general expense (2000 - $3.6 million, 1999 - $3.6 million).

(2)   Foreign exchange gains/losses include a gain of $29.4 million in 2003 (2002 – gain of $ 5.8 million, 2001 – loss of $8.9 million) relating to the 10¼ Senior Subordinated Notes due 2007, being the year to year revaluation of the debt using exchange rates as of December 31, 2001, 2002 and 2003. There is no immediate cash benefit as a result of this gain.

(3)   Interest expense includes amortization of deferred financing costs and writeoffs of deferred financing costs associated with our outstanding Senior Subordinated Notes and the senior facilities agreement.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

B.   Capitalization and indebtedness.

Not applicable – Annual Report on Form 20-F Equivalent

C.   Reasons for the offer and use of proceeds.

Not applicable – Annual Report on Form 20-F Equivalent

D.   Risk Factors

Substantial Leverage

We have incurred significant indebtedness. In addition, we may incur additional indebtedness in the future, subject to limitations imposed by existing indebtedness.

In 1997, we issued 10¼ percent Senior Subordinated Notes due 2007 (the "Notes") in the aggregate amount of $160 million, which are listed on the Luxembourg Stock Exchange. The Senior Subordinated Notes will mature on December 15, 2007. In connection with the issuance of the Senior Subordinated Notes, we entered into a certain Indenture ("Indenture") that places certain limitations on our operations.   The Indenture outlines certain limitations that restrict our ability to, including without limitation, assume indebtedness, make payments of certain types, grant liens, enter into certain types of transactions with subsidiaries, sell assets, enter into mergers or consolidations, issue preferred and capital stock, and enter into sale/leaseback transactions. These covenants may restrict our ability to enter into future transactions as easily as other entities because of these limitations.

Our ability to improve our operating performance and financial results depends upon economic, financial, competitive and other factors beyond our control, including fluctuations in interest rates and general economic conditions. There can be no assurance that we will generate sufficient cash flow from our operations in the future to service our debt, to make necessary capital expenditure and initiate acquisitions.

We incurred significant indebtedness in connection with the 1997 acquisition of the shares of five companies representing the Trench group, all wholly owned subsidiaries of BBA Group plc and have consolidated indebtedness that is substantial in relation to our shareholder's equity. As at December 31, 2003, our consolidated total debt and shareholder's equity were $174.4 million and $81.5 million, respectively. As at December 31, 2002, our consolidated total debt and shareholder's equity were $185.1 million and $41.8 million, respectively.   The consolidated debt net of cash was $143.4 million at December 31, 2003 (2002 - $169.7 million).   At December 31, 2003, $32.3 million, excluding letters of credit and bank guarantees, was available to us for borrowings under a revolving credit facility governed by the Facilities Agreement dated April 18, 2000 ("Facilities Agreement") with our Senior Lenders, arranged by CIBC World Markets Plc, providing for Term Loan Facilities and Revolving Credit Facilities. Of the $32.3 million available, $5.1 million is restricted, and we would require the consent of the Senior Lenders to access this portion (2002- $6.3 million). If CIBC letters of credit and bank guarantees are factored in, the net available revolving credit facility was $12.8 million compared to $7.5 million in 2002. There are other guarantees in other subsidiaries that do not affect the available revolving credit facility. The change in the net available revolving credit facility year over year is mainly due to cash generated from operations during 2003. Any borrowings under the Revolving Credit Facility are guaranteed by the Group and other subsidiary guarantors. In addition, we may incur additional indebtedness in the future, subject to limitations imposed by the Facilities Agreement and the Indenture. Please refer to Item 17, Note 23 for more information.

There can be no assurance that Trench will generate sufficient cash flow from our operations in the future to service our debt and to allow us to make necessary capital expenditure. If we are unable to generate sufficient cash flow in the future we may be required to refinance all or a portion of our existing debt, including the Notes, to sell assets or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any such sales of assets or additional financing could be achieved. For additional information, see Item 5.B. – Liquidity and capital resources and Item 17, note 9.

Debt Service

Our high level of debt will have several important effects on future operations, including the following: (a) we will have significant cash requirements to service debt, reducing funds available for operations and future business opportunities and increasing the vulnerability of Trench to adverse general economic and industry conditions; (b) we may be restricted in the future from obtaining additional financing, whether for acquisitions, working capital or other purposes; (c) we will be required to comply with certain financial covenants and other restrictions contained in the Facilities Agreement and the Indenture, certain of which become more restrictive with the passage of time or the achievement of certain targets; and (d) due to the fact that borrowings under the Facilities Agreement bear interest at floating rates, increases in interest rates under the Facilities Agreement will reduce amounts available for acquisitions, working capital, capital expenditure and general corporate purposes. For additional information, see Item 5.B. – Liquidity and capital resources.

Restrictions Imposed by the Facilities Agreement and the Indenture

The Facilities Agreement requires Trench Electric Holding BV (the "Parent") and the Group to maintain specified financial ratios and tests, among other obligations, including a minimum interest coverage ratio, a minimum fixed charge coverage ratio and a maximum leverage ratio. In addition, the Facilities Agreement restricts, among other things, our ability to incur additional indebtedness, make certain payments or dividends, merge, consolidate or make acquisitions. A failure to comply with the restrictions contained in the Facilities Agreement could lead to an event of default, which would result in the acceleration of such indebtedness. Such an acceleration would constitute an event of default under the Indenture relating to our Senior Subordinated Notes. In addition, the Indenture restricts, among other things, the incurrence of additional indebtedness by subsidiaries of the Company ("Subsidiaries"), the payment of dividends and other restricted payments by Subsidiaries, transactions with affiliates, the sale or issuance of Subsidiaries' capital stock and preferred stock, the creation of restrictions on distributions from Subsidiaries, asset sales, other senior subordinated indebtedness, the incurrence of liens and sale/leaseback transactions, and mergers, consolidations or sales of assets and other matters customarily restricted in such agreements. A failure to comply with the restrictions in the Indenture could result in an event of default under the Indenture.

Operating Performance

Our ability to improve our operating performance and financial results depends upon financial, competitive and other factors beyond our control, fluctuations in foreign currency vis-à-vis the U.S. dollar, interest rates, material costs and general economic conditions. For additional information, please see Item 4.B. – Business Overview.

Risk of Growth Strategy

A significant component of our business strategy is the growth of our product and customer base through the acquisition of companies in similar lines of business. Although the Group believes that opportunities currently exist for such acquisitions, there can be no assurance that we will be able to successfully exploit any such opportunities (due to, among other things, an inability to obtain sufficient financing) or that such opportunities will be available in the future. In order to capitalize on any such acquisition opportunities, we may need to obtain additional capital. To raise such capital, we may elect to undertake additional debt financing, which would result in additional leverage. The issuance of additional debt securities or borrowings are restricted by the terms of the Indenture and the Facilities Agreement. Also, growth through acquisition, as well as internal expansion, will place demands on our management, employees, operations and physical and financial resources.

Exchange Rate Fluctuations

Our operations are conducted by operating subsidiaries in many countries, and accordingly our results of operations are subject to currency translation risk and currency transaction risk. With respect to currency translation risk, the financial condition and results of operations of each of these entities is reported in the relevant local currency and then translated into U.S. dollars at the applicable currency exchange rate for inclusion in the financial statements. Fluctuations in the U.S. dollar against certain currencies, particularly the Euro, the Brasilian real, the Canadian dollar, the Chinese renminbi, the Swiss franc and the British pound could have a positive or negative impact on our reported sales and operating income.

Significant changes in the value of the U.S. dollar relative to other currencies in which we conduct our operations could also have an adverse effect on our ability to meet interest and principal payments on debt in U.S. dollar denominations, including the Notes. Because our indebtedness may be denominated in different currencies, changes in the values of such currencies relative to other currencies in which we conduct our operations could have an adverse effect on our ability to meet principal and interest obligations on such indebtedness.

In addition to currency translation risks, we incur currency transaction risk whenever one of our subsidiaries enters into either a purchase or a sales transaction using a different currency than its functional currency, which is generally the local currency of the operating company. Currency transaction risk is reduced, to a certain extent, by matching sales revenues and manufacturing costs in the same currency. Given the volatility of exchange rates, there can be no assurance that we will be able to effectively manage our currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on our financial condition or results of operations.

Dependence on Key Customers

A substantial portion of our business relationships are informal and certain of our contractual arrangements may be terminated at will. Although we believe that our business relationships with our major customers are currently mutually satisfactory, there can be no assurance that sales to our major customers will continue at the same level of volume or pricing or that one or more major customers will not terminate or seek to materially alter the terms of their relationship with us. There can be no assurance that any of our major customers will not shift their sourcing to other suppliers, develop in-house manufacturing capabilities for our products or take other actions which could adversely affect us. The loss of any of our major customers or a substantial decrease in any of such customer's purchases from us, or a material deterioration in our ability to obtain orders, could have a material adverse effect on our financial condition and results of operations.

Several of our customers, including many of our largest customers, have strict manufacturing and quality standards (some of which are imposed by government regulation) with which we must comply. In many cases, our compliance with such standards must be demonstrated prior to supplying the product. Failure by us to maintain compliance or to obtain approvals for new products could result in a material loss of sales to such customers. Such opportunities would be lost by any failure to maintain product approvals. The occurrence of any of the foregoing events could have a material adverse effect on our financial condition and results of operations.

Competition

The market for high voltage transmission products in which Trench operates is relatively fragmented in terms of both geographical location and product line. Segments of the power transmission equipment industry are subject to intense competition, on a price, quality and customer service basis. We face competition from other manufacturers, many of which are diversified manufacturing companies that have significantly greater financial and other resources than ourselves. We continually experience price pressures from competitors in certain product lines and geographic markets. As a result, our ability to increase prices in certain product lines is limited.

Dependence on Certain Raw Materials

Aluminium, copper, insulating paper, oils, gases, resin, porcelain and silicone are each key raw materials for our products. Because changes in the prices of such raw materials may be passed through to our customers, increases or decreases in such prices generally cause corresponding increases and decreases in reported net sales, causing fluctuations in reported revenues that are unrelated to the level of business activity. However, if we are unable to pass through such changes in raw material prices to our customers in the future, we could be materially adversely affected. Any major dislocation in the supply and/or price of such raw materials could have a material adverse effect on our business and financial condition.

Dependence on Key Personnel

We are dependent on the continued services of our senior management team and certain key engineers. Although we believe that we could replace key employees in an orderly fashion should the need arise, the loss of such key personnel could have a material adverse effect on Trench. We do not have key man insurance to insure against the loss of key personnel.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

Electric Utility Deregulation

Government deregulation of the electric utility industry in North America and Europe, and to a lesser extent in Southeast Asia, Latin America, Australia and New Zealand, has impacted current and potential customers in such markets to limit their long-term capital expenditure on power transmission products. Until the impact of deregulation becomes more apparent, electric utilities and Independent Power Producers are reluctant to commit resources for capital expenditure because they are uncertain as to which aspects of the transmission and distribution processes they will ultimately be able to own or manage. While management believes that capital expenditure on power transmission products will increase once the effects of deregulation in such regions become apparent, it remains unclear how the market for such products will be affected as such deregulation progresses.

Environmental, Health and Safety Matters

Our facilities, like similar manufacturing facilities, are subject to a range of federal, state, local and foreign environmental and occupational health and safety laws including those laws relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous waste, and the remediation of contamination associated with the current and historic use of hazardous substances or materials. If a release of hazardous substances or materials occurs on or from our properties or any offsite disposal location used by Trench, or if contamination from prior activities is discovered at any of our properties, we may be held liable for the costs of remediation (including any response costs), natural resource damages and associated transaction costs. While the amount of such liability could be material, we devote resources to ensure that our current operations are conducted in a manner that reduces such risks.

We believe that we are currently in compliance with, and not subject to liability under, any environmental laws, except where such non-compliance or liability would not reasonably be expected to have a material adverse effect on our consolidated financial position, results of operations or liquidity.

Item 4. Information on the Company:

A. History and development of the company

Corporate Information:

Name:	Trench Electric B.V.
Date Incorporated:	December 3, 1997 formally approved. Process began September 6, 1997.
Country of Incorporation:	The Netherlands
Address of registered office:	Prof. J.H. Bavincklaan 7, 1183 AT, Amstelveen, The Netherlands.
	Telephone number: +31 (0)20 301 3600
Key investor contact:	Michael Bissell, 7th Floor, The Exchange, Station Parade, Harrogate, England, HG1 1HL
	Telephone number: + 44 1423 531 000.

History

In 1962, Anthony Trench founded Trench Electric (Canada) in Toronto to manufacture an innovative high voltage Coil product (the air-core reactor) used to smooth current fluctuations in high voltage systems. Since then, we have expanded our business to include a variety of other high voltage transmission products.

Beginning in the 1980s, our principal competitors began to consolidate, with many smaller competitors exiting the market and several large, diversified companies selling or outsourcing their high voltage equipment businesses — in many cases to Trench. As a result, we have continued to build our presence in the market for high voltage equipment with the following strategic add-on acquisitions and divestitures listed below:

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

Date	Acquisition	Location	Strategic Benefits
1990	Spezielektra GmbH	Austria	Established a European manufacturing base for Coil products.
1990	The reactor equipment unit of ABB, USA	Assets purchased and transferred to Canada	Consolidated our position as the only major producer of air-core reactors in North America.
1991	The line trap equipment unit of ABB, USA	Assets purchased and transferred to Canada	Consolidated our position as the only major producer of line traps in North America.
1993	Haefely Holdings AG	Switzerland and France	Established our position as the largest independent producer of Instrument Transformers in the world & as a global leader in high voltage test equipment.
1993	Messwandlerbau GmbH	Bamberg Germany	Established Trench as a world leader in explosion-proof gas-insulated instrument transformers.
1996	Instrument Transformer business of Square D Company, a subsidiary of Groupe Schneider	Assets purchased and transferred to Canada	Enhanced our market position and broadened its range of metering Instrument Transformers in North America.
1999	Power Line Carrier (PLC) business from GE	Assets purchased and transferred to Canada	Enhanced our market position and broadened its range of communications products.
2000	Bushing Division of VA Tech Reyrolle, a subsidiary of VA Tech Elin	Hebburn, England	Enhanced our market position and broadened our range of bushing products.
2000	Coil business	Belo Horizonte, Brasil – New Manufacturing Facility	Enhanced our market position in South America.
2000	Instrument Transformer business	Shanghai, China	Increased ownership to 65% from 40% and broadened our range of Instrument Transformer products in China as well as start up of bushing manufacturing. As a result of this SITW ownership was reduced from 60% to 35%.
2001	Bushing business	Fushun, China	50.4% joint venture ownership of Bushings manufacturer. Enhanced our market position in China.
2002	Bushing business	Fushun, China	Increased ownership to 65% with SITW taking 33% and leaving 2% with the original joint venture partner (FEPW).
2002-03	Coil business	Shanghai, China	Expanded the scope and size of the current joint venture to add Coil technology to Trench's Shanghai operations.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

Our capital expenditure for the years ending December 31, 2003, 2002 and 2001 were $9.7 million, $5.2 million and $7.7 million, respectively.

Purchase of property, plant and equipment (in thousands of U.S. dollars)	2003	2002	2001
American operations	$ 1,306	$ 1,429	$ 867
European operations...................................	2,564	2,098	3,520
International operations.............................	5,818	1,663	3,338
	$ 9,688	$ 5,190	$ 7,725

During 2003, Trench China in Shanghai invested $3,104 in capital expenditures for the Coil business.

On December 12, 2002, we completed the acquisition of an additional 14.6% share in the "Trench Fushun Bushing Co. Ltd" (Fushun), previously known as Fushun Reyrolle Bushing Co. Ltd, by Trench Limited in Canada to bring our share of ownership to 65%.

On April 21, 2001, Trench UK signed agreements with VA Tech and Fushun Electric Porcelain Works ("Fushun Electric"), pursuant to which Trench UK would acquire VA Tech's 50.4% equity interest in Fushun Reyrolle Bushing Co. Ltd, a joint venture company organized under the laws of the People's Republic of China and owned jointly by VA Tech and Fushun Electric, for a purchase price of approximately £1 million ($1,454). The transaction completed on November 26, 2001.

B. Business Overview

Trench is an industry leader in the design and production of electrical equipment for high current/high voltage substation environments, for outdoor use under severe environmental and climatic conditions, for improving power quality, and for the measurement of electrical properties and characteristics. Trench's highly integrated manufacturing capability allows us to respond quickly and efficiently to the demand for the custom products that form a significant part of our sales.

North America experienced a clear reduction in investment in generating substations in the aftermath of the Enron situation. This particularly had a negative impact on demand for Instrument Transformers and Bushings. The extent of new generation investments in 2001 and 2002 led to significant operational issues related to the grid resulting in increased Coil orders which helped offset the above shortfall in demand for Instrument Transformers and Bushings referred to above. Less than adequate transmission and distribution investment continues to be a problem that will require political involvement.

Western European demand remained relatively flat over 2003. An increase in sales and orders from contractors participating in the relatively strong markets of the Middle East, Eastern Europe as well as Northern Africa helped offset the Western weakness. South East Asia continues to remain weak relative to the highs of the mid-nineties however inquiry levels are increasing and order intake began to increase in the latter part of 2003.

The demand for Transmission and Distribution equipment in China remains very strong with near double-digit growth. The introduction of new products in Trench China has been well received and customer support continues to grow.

Trench has built a diversified presence in the industry with various strategic acquisitions over the past several years (refer to Item 4A above-History and Development of the Company). Today, we serve our customers from our facilities in Austria, Brasil, Canada, China, England, France, Germany and Switzerland.

Trench hopes to continue its strategy for growth with particular emphasis on expanding international markets. We will also focus on developing and marketing an extended range of technologically advanced, specialized electrical products for the utility and industrial markets worldwide.

In an era of deregulation, the global utility and industrial markets are becoming much more active and accessible. Our manufacturing presence in eight countries on four continents is one of our main competitive strengths. The rapid evolution from markets restricted by political borders to an open, global marketplace, brings with it a much wider range of opportunities.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

Trench operates in one market segment, Transmission and Distribution. Our sales by year and by geographical area are as follows:

Main Category of Activity (dollars in millions):	2003	2002	2001
Transmission and Distribution	$ 279.5	$ 255.9	$ 224.3

Sales by Customer Location (in millions of US dollars):	2003	2002	2001
Americas	$ 84.8	$ 94.7	$ 92.6
Europe	104.7	88.0	86.1
Asia	72.6	61.1	38.9
Other	17.4	12.1	6.7
Total Sales by Customer location	$ 279.5	$ 255.9	$ 224.3

Markets and Review of Business Performance

Corporate Strategy and Market Trends

As the world's utility companies continue to undergo different degrees of transformation in the wake of deregulation and market liberalization, we will continue to pursue our vision of being "the leading supplier of specialist products and services to the global power industry." We now have operations in both North America and Europe that are capable of producing all of our main products, and we hope to continue to build or acquire facilities in those geographic areas that reflect both low costs of manufacture and a high indigenous market potential. We are currently focused on China and South America in this regard. We have almost completed the construction of a new facility in Shanghai to expand our business to include Coil manufacturing, with production expected to begin in the second quarter of 2004.

We have market-leading positions in high voltage Instrument Transformers, Bushings and a number of Coil-based products. We continue to seek expansion of our product offerings to the utility companies and the prime turnkey contractors, and to this end we hope to continue to build on our communications products.

American Operations

North American Operations

The Trench facilities based in Canada include specialist factories producing Instrument Transformers, Bushings, Coil products as well as communication equipment for electric utility applications.

As a result of the impact of the weak U.S. dollar, along with reduced demand for Instrument Transformers and Bushings results in North America were somewhat disappointing. This led to some reductions in personnel. As anticipated the increased Coil activity partially offset the above shortfall in sales.

The Utility Communication market was also impacted by the drop in transmission and distribution spending. Combined with the late completion of development work on the new generation of transmitters and receivers, the overall results were lower than the previous year.

Brasil

The Trench Brasil Coil facility located in Belo Horizonte generated increased sales and a small profit in 2003. The establishment of Trench Brasil has had a positive impact on our ability to do business in a market that is otherwise difficult to access.

The Brasilian market is in a period of uncertainty due to economic issues in the region as well as the political situation in Brasil. The latter seems to be stabilizing and the demand for our type of product is expected to be very strong through the mid to latter part of the decade. We have recently pioneered new applications in Brasil for Coils with the completion of the 500kV High Voltage Current

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

Limiting Reactor (HVCLR) project at Tucurui in Northern Brasil. We feel confident in the development of this new market over the long-term.

European Operations

We have Transmission product facilities in Switzerland, France, Germany and England and a Coil facility in Austria. Towards the end of 1999, we started to integrate the French and Swiss operations into a single management unit in order to bring the overhead of the units more in line with expected sales volume. The combined business is referred to as Trench Suisse-France ("TSF"). We decided early in 2001 that the Group should close all main production operations on the Swiss site. This process is now complete. The Swiss site continues to be our main centre of engineering for Instrument Transformers in Europe and will also be the global base for R&D activities in new designs and measurement technologies.

The continued softness in Western Europe as well as the drop off in North American sales resulted in further restructuring in France and Germany, resulting in a reduction in headcount of 87. The restructured TSF had improved operating results in spite of a lower turnover. Trench Austria enjoyed another good year with a growth in sales resulting from strong demand in new European markets for our specialized Coil product line.

Our entering order book in Transmission products for 2004 is lower than it was in 2003 resulting from the drop off in new orders from North America. As in Canada, however, the Coil order book remains strong due to the continued demand in Europe for specialty Coils as well as global demand for High Voltage DC & AC projects.

Many Eastern European countries are now in the process of modernizing their electrical grids and we expect this will continue to increase demand throughout 2004. North Africa and the Middle East remain active as a result of the continued construction of the Mediterranean Ring, a major international electric power interconnection project to provide interconnection of electric power transmission grids among the countries and regions that encircle the Mediterranean Sea.

International Operations

China

The demand for Transmission and Distribution products in China continues to show strong growth of 7 to 10% per annum. Trench Shanghai, with its newly introduced products, experienced greater than 33% year over year overall growth in sales. In late 2002, Trench (65%) and SITW (Shanghai Instrument Transformers Works - 35%) agreed to further expand the Trench operation in Shanghai through the introduction of Coil technology. A new production facility for the Coil business is under construction adjacent to the Transmission facility and will be completed and in production by the end of the second quarter of 2004.

From the technology transfer transaction Trench will receive approximately $10 million in proceeds. We received $6 million of the proceeds by the end of 2003 and the balance will be received over the next three years. The income arising from the sale of technology is recognized over the life of the licensing agreement (10 years) in the Group accounts as required by U.S. GAAP.

In late 2002 we further increased our ownership of the Fushun Reyrolle Bushing Co. in North East China from 50.4% to 65% for a consideration of $0.8 million.

At the same time, SITW acquired 33% of the shares of the Fushun Reyrolle Bushing Co. leaving the original partner with the remaining 2%. Fushun is a specialized manufacturer of Bushings with some overlap in product with Trench Shanghai. This ownership change has allowed a common Board structure and an integration of the business management of the businesses in Shanghai and Fushun. The Fushun company has been re-named and approval has been received to change the name to the Trench Fushun Bushing Co. Ltd.

The outlook for China remains strong and our management feels it has a solid position, with a state-of-the-art facility in Shanghai and a capable management team able to capitalize on the opportunity.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

Outlook

The 2004 business outlook is rather mixed. We expect the North American demand for Instrument Transformers and Bushings to remain soft through the first half, with the demand for Coil products increasing as more utilities are trying to increase the power handling capabilities of the existing transmission grid. This is evident in the demand for high voltage AC Coils as well as upgrades in the major DC interconnections.

The uncertainties of deregulation along with the reduction of the Independent Power Producers (IPP) market continued throughout 2003 and increased capital spending in North America is not expected before the latter part of 2004. Mexico entered a new phase of integration into NAFTA (North American Free Trade Agreement) in 2003 and demand for transmission construction remains strong combined with greater market access. Parts of South America are expected to be active in 2004; however, a number of the larger projects in Brasil are not expected to materialize until 2005.

Parts of Western Europe are experiencing increased demand for specialty Coils which we expect to continue throughout 2004. In addition, the demand for Instrument Transformers in Germany is also showing an increase. There are considerable opportunities for Instrument Transformers in the former Union of Soviet Socialist Republics as the Western fringe countries upgrade their electrical grids. Although much of this demand is for oil insulated equipment as produced in France and Canada, it is also expected there will be opportunities for the newer gas products manufactured in Germany. We expect that this demand will continue to help offset the drop in North America.

Due to the overall dependence of Transformer manufacturers on the North American market, we expect Bushing sales from the European facilities in France and England in 2004 to be similar to 2003. Our Canadian business has increased its capabilities in Bushing design and production and demand in China remains strong. The specialty gas business is expected to increase due to a sharp increase in South East Asia relating to specific known projects. As a result, we expect the Group's overall Bushing turnover to increase in 2004.

The market in China is not showing any signs of slow down and we expect growth in the Trench operations to continue throughout 2004.

Products

We manufacture products primarily for high voltage applications in the transmission and distribution of electricity. Electric transmission systems carry electric power from a generating plant into a high voltage utility grid, which ultimately distributes power to customers. Typically, electricity is generated at high currents (generally between 8,000 and 20,000 amps) and medium voltages (approximately 15,000 or 27,000 volts) but can be transmitted efficiently over long distances only at substantially lower currents (typically 800 to 3,000 amps) and higher voltages (ranging from approximately 69,000 to 800,000 volts) that minimize the loss of power in the transmission process. To facilitate such high voltage transmission, the voltage leaving a generating plant must be increased substantially, transmitted over high voltage lines and then reduced to customer utilization levels through the use of substations that require large capacity power transformers, high voltage switchgear, and other network measurement, control, protection and correction products.

Seismic specifications for electrical equipment are becoming increasingly demanding as utilities throughout the world seek better earthquake protection. Our products are recognized worldwide for their seismic capabilities.

Trench is the world's largest independent producer of specialty high-voltage technology products and we believe that we have attained a worldwide reputation for the quality, reliability and cost-effectiveness of our engineered products which include:

Instrument Transformers. Instrument Transformers consist of specialized windings of conductors and foils insulated with paper and oil or gas, housed in either a hollow porcelain Bushing or a fibreglass tube with silicone rubber skirts. Our transformers have two basic functions: (i) to decrease voltages from the high transmission and distribution levels to a common secondary voltage (120 volts and one to five amps) to permit the measurement of voltage (voltage transformer) or current (current transformer) on high voltage transmission lines through the use of meters, relays and other secondary control devices and (ii) to provide insulation between primary and secondary circuits to protect meters from exposure to high voltages and to increase safety for personnel. Our Instrument

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

Transformers are used mainly in high voltage substations, although some products are used at the beginning of the transmission line at the power plant site. Generally, oil-soaked paper or a non-conducting gas (such as SF_6, sulfur hexafluoride gas) is used as the insulating medium to insulate high voltage components from low voltage components. We produce a broad range of transformers, including inductive voltage transformers, capacitive voltage transformers, current transformers, and combined Instrument Transformers. Low Power Instrument Transformers (LOPO) are a "next generation" product and open up a new business area for Trench. Based on our many years of experience with high voltage products, our LOPO line of Instrument Transformers is designed for Air & Gas Insulated Systems and HV Gas Insulated Systems. The initial applications are for medium voltage switchgear.

Bushings. In many power systems, high voltage cables must be routed through different mediums. Bushings are connectors that both conduct and insulate an electric current whenever a high voltage conductor passes from one medium to another (for example, through a wall or from inside to outside a substation). A Bushing consists of a transformer stem with a conductive core and can be oil, resin or gas-insulated. Trench manufactures a complete line of Bushing products, including transformer Bushings (for outdoor applications and indoor gas-insulated substations), generator Bushings, wall Bushings, railway power distribution system Bushings and special Bushings designed to customer specifications. Bushing Product Line improvements include advanced insulation and winding techniques for enhanced performance of our high current line. Our high voltage designs have been tested successfully to the extreme 765 kV transmission voltage level.

Composite Insulators. Composite (silicone rubber) insulators are increasingly replacing porcelain or glass insulators in utility markets worldwide. They weigh less and provide improved electrical insulation properties in polluted environments. Trench is a leader in the application of composite (silicone rubber) insulators and we now offer an entire Bushing and instrument transformer line with composite insulator shells incorporating a unique design and backed by more than 10 years of installed experience.

Reactors. Reactors consist of circumferentially wound coils of aluminum separated by insulating materials. The core or centre of the winding may be iron, but our main market is for air-core reactors. Air-core reactors are used to smooth current fluctuations in high voltage systems and to limit current loads for safety.

Line Traps. Line traps are smaller aluminum coils designed to facilitate communication along a high voltage transmission line by blocking and limiting signals at certain frequencies without affecting other frequencies. Effective management of power generation and distribution systems depends on rapid and reliable communication. The frequencies carrying the data to be transmitted are superimposed on the high voltage line via a coupling capacitor, where the direction and destination of those frequencies are controlled by line traps and line tuners.

Power Line Carrier (PLC). The use of high voltage transmission lines for the transmission of communication signals is a global utility practice, utilizing technology called power line carrier transmission. PLC equipment uses the high voltage line as the transmission medium for high frequency signals of supervisory control, relay and voice communications. PLC products offer an exciting area for future growth as well as complementing our line trap products in similar applications.

Reactor and Electronic Control Systems. Another specialty power quality product manufactured by Trench includes a reactor and electronic control system to minimize the fault current that can flow through the system when underground cable is damaged. Manufactured exclusively in our Austrian factory, this product is growing in usage in Europe as utilities continue to develop higher levels of operating quality and reliability in the electrical network.

Sales and Marketing

Our global sales network is centrally coordinated. This structure is designed to provide accessible and responsive support to our customers. It also allows us to provide a comprehensive range of products and services for enhanced customer value.

Trench's Executive Vice President of Sales and Marketing, based in Toronto, coordinates our sales efforts, via General Sales Managers ("GSMs") located at each of our main manufacturing plants. The GSMs manage a number of Regional Sales Managers ("RSMs") who have a geographical or direct customer responsibility for all of our products. The RSMs receive support at each plant from a marketing department responsible for the products manufactured at the particular plant as well as the order handling of products sold from remote plants. Responsibility for the preparation of all the documentation related to the sale rests with the marketing department, including preparation of price quotations, contract negotiations, the gathering of data from the sales force, literature on the plant's products and interfacing with operations.

Trench's international sales network is strongly represented in each of the world's major markets and is complemented by over 150 independent representatives in strategic locations worldwide. The unique combination of quality, low-cost products, geographically diversified manufacturing, close customer contact, and an intimate knowledge of local conditions gives our professional sales and marketing staff a powerful competitive advantage that translates into a strong market position.

For information on sales by customer location, refer to Item 4.B. For information on total sales and operating income by geographical areas in which we operate, refer to note 17 in Item 17.

Seasonality of Trench's Main Business

There is no specific pattern of seasonality in our main business. However, lower production and revenues typically occur in our third quarter, due to scheduled plant shutdowns, mainly as a result of the summer vacation period. In addition, some products experience higher fourth quarter sales as utility construction and maintenance departments utilize their current year budgets.

Sources and Availability of Raw Materials

Aluminium, copper, insulating paper, oils, gases, resin, porcelain and silicone are all key raw materials for our products. There is no centralized purchasing for raw materials and it is up to each individual sub-unit to do its own procurement. Many raw materials are purchased on short-term and long-term contracts in the normal course of business and are subject to price fluctuations.

Competitive Position

Trench is the largest independent producer of specialized electrical products serving customers worldwide in the utility and industrial markets. We believe that the Group is ideally positioned to capitalize on the ongoing industry realignment and further enhance our market positions around the globe.

- **Products.** Our areas of specialization include: air core reactors, line traps, high voltage measurement Transformers, and Bushings.
- **Market Position.** There are no available "industry" statistics regarding these specific product lines. We maintain our own database of statistics, based on actual market requirements, won and lost orders. We also maintain a database on competitors in the various product categories. In addition, with the electrical utility business being a global business, we have extensive geographical representation, which ensures that we are invited to tender on almost all requirements in commercially open markets. This would include the Americas, Western Europe, parts of Eastern Europe, Asian countries as well as Australia and New Zealand. In addition, given that the countries where we have activities are members of the World Trade Organization, Trench is invited to participate in closed markets on all internationally financed projects. We also enjoy a preferred supplier status with several utility and turnkey system suppliers and in many cases we have been the supplier of choice for more than six consecutive years.
- **Industry Realignment.** Industry realignment has been ongoing on both the supply side and the customer side. We have demonstrated the capability and the resources to capitalize on the supply side restructuring through the acquisition of companies or assets of companies producing these types of products for a period in excess of 20 years. Trench Austria, Trench Germany, Trench France, Trench UK, Trench Switzerland and Trench Fushun are all examples of previous acquisitions. In addition to these acquisitions of on-going concerns we have also made asset acquisitions whereby the assets were transferred to existing operations and integrated within the existing facilities. Some examples of these include Square "D" instrument transformer assets, GE CVT and line trap assets, WEC line trap assets, and GE PLC product lines.
- **Customer Base Realignment.** Given our reputation for quality and technical capabilities, we are well positioned to achieve a prominent supplier position as well-established utilities expand their business globally and implement common design practices.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

Material Effects of Government Regulations

Recent government deregulation of the electric utility industry in North America and Europe, and to a lesser extent in Southeast Asia, Latin America, Australia and New Zealand, have had the immediate effect of leading many current and potential customers in such markets to limit their capital expenditure on power transmission products. Until the impact of deregulation becomes more apparent, electric utilities and independent power producers are reluctant to commit resources for capital expenditure because they are uncertain as to which aspects of the transmission and distribution processes they will ultimately be able to own or manage. While we believe that capital expenditure on power transmission products will increase once the effects of deregulation in such regions become apparent, it remains unclear how the market for such products will be affected as such deregulation progresses. In certain markets the demand for higher accuracy Instrument Transformers led to an up swing in demand. Trench management views this buoyancy as a step function that may or may not be repeated in other states or countries.

C. Organizational Structure

Control of Registrant - Trench Electric

The following table sets forth certain information with respect to the Parent's equity interest in Trench Electric.

Title of Class	Identity of Person or Group	Par Value of Share	Number of Shares Owned	Percent of Class
Common shares	Parent - Trench Electric Holding B.V.	One Dutch Guilder (0.45 €)/ share	40,000	100%

The Parent

The principal shareholders of the Parent, Trench Electric Holding B.V., are four entities which are managed or advised by CVC Capital Partners Limited: Citicorp Capital Investors Europe Limited, CVC European Equity Partners (Jersey) L.P., CVC European Equity Partners L.P. and Capital Ventures Nominees Limited (collectively “CVC”).

Organization Chart of the Company.

An organization chart for Trench Electric B.V. is shown below, identifying the position of the Company within the structure. Ownership of each entity by its parent is 100%, except where indicated otherwise.

Trench Corporate Structure



Trench Electric BV
(The Netherlands)
25.8%
Trench Austria
(Austria)
Trench Electric SA
(Luxembourg)
Trench UK
(England)
Trench Inc.
(Canada)
74.2%
Finatrench SA
(France)
Trench Switzerland AG
(Switzerland)
Trench Limited
(Canada)
12.3%
Trench Germany
(Germany)
Trench France
(France)
65.0%
27.0%
25.7%
Trench Fushun
(China)
Valtimon
(Netherlands)
Trench Brasil
(Brasil)
Trench Electric
USA Limited
Trench China
(Shanghai)

Trench Limited is the owner of all the preference shares in Trench Switzerland AG, which have a value of 92.1% of all shares.

Trench Limited is the owner of 74.2% of Finatrench SA (France) and TEBV is the owner of 25.8%.

Trench Limited owns 65.0% of Trench Fushun Bushing Co. Ltd. (China).

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

D. Property, plant and equipment

Description of Property

We have twelve facilities: one in Belo Horizonte, Brasil, one in Shanghai, China, one in Fushun, China, four in North America and five in Europe. Our North American facilities are located in Toronto, Ontario. Our European facilities are located in Linz (Austria), Basel (Switzerland), St. Louis (in France, across the border from Basel), Bamberg (Germany) and Harrogate and Hebburn (England). All our manufacturing facilities are ISO 9001 certified. The following table provides an overview of our manufacturing facilities.

Facility	Products	Production Space (m²)	Owned/ Leased	Lease Expiry
Toronto	Oil-insulated instrument transformers	3,902	Leased	Jul. 1, 2012
Toronto	Bushings	2,790	Leased	Apr. 30, 2012
Toronto	Reactors, line traps	10,277	Leased	Jun. 30, 2012
Toronto	PLC	739	Leased	Apr. 30, 2005
Basel (Note 1)	Low power instrument transformers	15,515	Owned	N/A
St. Louis	Oil-insulated instrument transformers, Bushings	22,260	Owned	N/A
Bamberg	Gas-insulated current and voltage transformers	8,449	Owned	N/A
Linz	Reactors, arc suppression Coils, line traps	7,296	Leased	Nov. 31, 2015
Belo Horizonte	Reactors, line traps	3,500	Leased	Sep. 30, 2005
Hebburn	Bushings	11,560	Owned	N/A
Shanghai	Gas-insulated current and voltage transformers	13,812	Leased	Mar. 31, 2026
Fushun	Bushings	4,115	Owned	N/A
	TOTAL	104,215		

Note 1 – The Test Equipment business, which was sold to a third party in mid July 1999, continues to function on the Basel site under a series of lease and service agreements. On January 24, 2001, the Board of Directors approved and the Company announced the closure of all main production operations for Trench Switzerland. This was completed by the end of 2001. The Swiss site continues to be our main centre of engineering for Instrument Transformers in Europe and is the base for our R&D activities in new designs and measurement technologies.

For information on the year end balance sheet value of property, plant and equipment for Trench, refer to Item 17, note 5 to the financial statements.

The assets of Trench are distributed geographically as shown in the following table:

(in thousands of U.S. dollars)	As at December 31,	
	2003	2002
Total assets		
American operations	$ 148,100	$ 119,492
European operations	202,194	177,105
International operations	63,195	49,123
	$ 413,489	$ 345,720

Our Shanghai subsidiary is undergoing a period of expansion with respect to its Coil business in 2003 and 2004.

Manufacturing

Technical and manufacturing leadership are critical to maintaining our competitive edge. Our global scope, integrated structure, extensive engineering expertise and demonstrated manufacturing efficiencies allow us to respond quickly and effectively to market opportunities and customer needs for custom products. We strive to be a 'one stop' source for a variety of our customer's requirements. Our product lines share similar high voltage insulation technology and manufacturing requirements and are keyed to the specific needs of individual markets around the world.

Through our subsidiaries, we are an active participant in international standards associations for electrical products and requirements.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

Trench has also established strategic alliances with many customers, universities, test laboratories and suppliers around the globe. As a result, we believe that Trench is always at the leading edge of emerging world market regulations, technical developments and trends. This 'advanced intelligence' allows us to focus research, development and manufacturing on product areas with the most potential for global success.

Trench is at the forefront of manufacturing expertise for air-core reactors. Anthony Trench invented the fibreglass encapsulated air-core reactor in 1962 and since that time, we have remained a world leader in these products. Trench manufactures all the components necessary for most Coil products and only needs to purchase the raw materials. In addition, we have the technical capabilities and manufacturing expertise to build our Coil products to customer specifications.

Environmental, Health and Safety Matters

Our facilities, like similar manufacturing facilities, are subject to a range of federal, state, local and foreign environmental and occupational health and safety laws including those laws relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous waste, and the remediation of contamination associated with the current and historic use of hazardous substances or materials. If a release of hazardous substances or materials occurs on or from our properties or any offsite disposal location used by us, or if contamination from prior activities is discovered at any of our properties, we may be held liable for the costs of remediation (including any response costs), natural resource damages and associated transaction costs. While the amount of such liability could be material, we devote resources to ensure that our current operations are conducted in a manner that reduces such risks.

We believe that we are currently in compliance with, and not subject to liability under, any environmental laws, except where such noncompliance or liability would not reasonably be expected to have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Group.

We have also completed the implementation of ISO 14001 environmental protection standards at some of our manufacturing locations.

Item 5.   Operating and Financial Review and Prospects

A. Operating Results

The following discussion generally relates to the historical consolidated results of operations and financial position of the Trench group of companies and our consolidated results of operations and financial position and should be read in conjunction with the audited consolidated financial statements in Item 17. Operating results in the three years ended December 31, 2003 have been impacted by the following significant events:

During the year our operating income has benefited by a net gain of $905 arising from the sale of an unused building in China. In 2002, our operating income benefited by a net gain of $755 arising from the sale of the AVC product line in Canada.

In December 2002, we increased our ownership of Trench Fushun Bushing Co. Ltd by an additional 14.6% to 65.0%.

Effect of Currency Fluctuations on Results of Operations

Trench conducts its business internationally, although our principal operations are located in Austria, Brasil, Canada, China, England, France, Germany and Switzerland. For financial reporting purposes, Trench has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of its international operations are maintained affect our results of operations and financial position as reported in our financial statements. We have translated the assets and liabilities into U.S. dollars at the exchange rate prevailing at the balance sheet date. Income statement items are translated at the average exchange rates for the periods. Given this broad geographical spread of our businesses, variations in exchange rates against the U.S. dollar have a major impact on our reported results. Refer to Item 11 for further details.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

Selected Foreign Exchange Rates Relative to the U.S. Dollar (2001 to 2003)

	2001		2002		2003	
	Average	Spot	Average	Spot	Average	Spot
Canadian dollar	0.6458	0.6278	0.6369	0.6376	0.7158	0.7752
Euro (€)	0.8956	0.8906	0.9452	1.0411	1.1317	1.2591
English Pound (£)	1.4379	1.4540	1.5024	1.6023	1.6348	1.7910
Swiss Franc (CHF)	0.5958	0.6025	0.6444	0.7167	0.7441	0.8074
Brasilian Real	0.4300	0.4328	0.3538	0.2817	0.3272	0.3471
Chinese Renminbi	0.1208	0.1208	0.1208	0.1208	0.1208	0.1208

Please refer to the further analyses under Item 5.A. in the "Results of Operations" section.

Critical Accounting Policies

Our significant accounting policies below are more fully described in Note 2 to the consolidated financial statements in Item 17. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that we make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, we have made our best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. Application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, our actual results could differ from these estimates.

Revenue Recognition:

The timing of our revenue recognition for sales of electrical equipment depends on the nature of each sales contract. When sales contracts include substantive customer acceptance clauses, we recognize revenue when customers have acknowledged acceptance of the equipment. When sales contracts do not include substantive customer acceptance clauses, we recognize revenue when the terms of the contract with the customer have been substantially met (i.e. when control is transferred to the customer).

We also recognize revenue on certain bill and hold arrangements with our customers. The recognition of such revenue is conditional upon: such arrangements are requested in writing by our customers, and include a fixed delivery date; equipment held for customers is segregated from other inventory, cannot be used to fill other customer orders and is complete and ready for shipment; the transfer of control and risk of loss for such equipment pass to the customer prior to delivery; and we do not retain any specific performance obligations related to this equipment such that the earnings process is not complete. We and others in our industry normally engage in this practice when, for example, certain larger installations may not be ready to accept goods as initially scheduled due to construction delays.

Shipping costs are expensed in the "cost of sales" line in the income statement.

Allowance for Doubtful Accounts Receivable:

Accounts receivable are reduced by an allowance for amounts that may prove not to be collectable in the future. Substantially all of our receivables are due from the utility and industrial markets worldwide. The estimated allowance for doubtful accounts is based primarily on our evaluation of the financial condition of the customer. Of note is that there is more judgment required in China due to the lower level of certainty and historical experience regarding trade in the region (compared to North America and Europe).

The Company maintains credit limits for all customers that are developed based upon several factors, included but not limited to payment history, published credit reports and use of credit references. Each fiscal quarter, management performs various analyses to evaluate accounts receivable balances to ensure recorded amounts reflect estimated net realizable value. This review includes accounts receivable aging, other operating trends and relevant business conditions, including general economic factors, as they relate to each of the Company's domestic and international customers. If this analysis leads management to the conclusion that potential significant accounts are uncollectible, a reserve will be provided. As of December 31, 2003, management has provided for $2,065 (2002 – $1,751).

Inventories:

Inventories are stated at the lower of cost or market on an average cost basis. Each fiscal quarter, we utilize various analyses based on sales forecasts, historical sales and inventory levels to ensure the current carrying value of inventory accurately reflects current and expected requirements within a reasonable timeframe. As a result of this analysis in 2003, management believes the inventory levels are sufficient based upon the expected requirements in fiscal 2004 and beyond.

The inventory obsolescence provision is based upon a thorough analysis by our management of inventory, especially slow moving inventory, and taking into account estimated future usage and sales. We have provided for $2,785 in obsolete and slow moving inventory (2002 - $1,891). While our management believes that the provision for inventory obsolescence is adequate and the judgment applied is appropriate, the estimated amounts could differ materially from what will actually transpire in the future.

Goodwill, Intangible and Other Long-Lived Assets:

Property, plant and equipment, intangible and certain other long-lived assets are amortized over their useful lives. Useful lives are based on our management's estimates of the period that the assets will generate revenue. Our management periodically reviews the carrying value of the long-lived assets and investments for continued appropriateness. This review is based upon projections of anticipated future cash flows. While we believe that estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

Trench assesses the impairment of identifiable intangibles, long-lived assets and related goodwill and enterprise level goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we consider to be important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of the use of the acquired assets or the strategy for the overall business;
- significant negative industry or economic trends;

When we determine that the carrying value of intangibles, long-lived assets and related goodwill and enterprise level goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, a writedown may be required. In January, 2002, Statement of Financial Accounting Standards ("FAS") No. 142, "Goodwill and Other Intangible Assets" became effective and we were required to perform an initial impairment review of goodwill in 2002 and an annual impairment review thereafter. We completed the initial review by the second quarter of 2002. We did not record an impairment charge upon completion of the initial impairment review as our initial impairment testing of goodwill did not indicate any impairment. Our goodwill impairment test in 2003 did not indicate any impairment.

This accounting policy is considered critical given the material effect an impairment charge against goodwill could have on the group's financial statements and the management judgements inherent in the review for potential impairment. That review is significantly affected by assumptions used in the calculations, for example: determining the clusters of business aggregated to form 'reporting units' for the purposes of FAS142; the forecast/projected profits and cash flows by territory; and the discount rates applied (2003 – 13.1%, 2002 - 7.9%).

Deferred income taxes:

As part of the process of preparing our consolidated financial statements, we are required to estimate the income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. Trench must then assess the likelihood that deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, a valuation allowance must be recorded. To the extent a valuation allowance is established or this allowance is increased in a period, there must be an expense within the tax provision in our statement of profit and loss.

Income taxes have been provided using the full liability method whereby current tax liabilities or assets are recognized for the estimated taxes payable or refundable tax for the current year and deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carry forwards. Current and deferred tax liabilities and assets are measured based on provisions of the enacted tax laws. Trench records valuation allowances against deferred tax assets where management does not expect such assets to be realized based upon current forecasts. In the event that actual results differ from these estimates or management adjusts these estimates in future periods, we may need to establish an additional valuation allowance that could materially impact our financial position and the results of operations. This accounting policy is considered critical by management on grounds of the material impact on the group's financial statements and the judgements taken in estimating the likely recovery of deferred tax assets.

The net deferred tax asset as of December 31, 2003 was $15,508, net of a valuation allowance of $7,567. The net deferred tax asset as of December 31, 2002 was $12,071, net of a valuation allowance of $7,852.

Provisions for warranties:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Trench records provisions for warranties based upon historical trends and any known warranty issues and such provisions represent our management's best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Please refer to Item 17, Note 22 for more information.

Pension and other post retirement benefits:

The determination of our obligations and expenses for pension and other post retirement benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Notes 11 and 12 to the consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. In accordance with generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future periods. While we believe that the assumptions are appropriate, significant differences in the actual experience or significant changes in the assumptions may materially affect the pension and other post retirement obligations and the future expense.

The service costs for defined benefit pension plans and post-retirement plans for the years ended December 31, 2003 and 2002 were $1,788 and $1,405, respectively.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

Results of Operations

For purposes of comparison, the following table includes our consolidated results of operations from January 1, 2001 to December 31, 2003.

Consolidated	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001
	(in millions of U.S. dollars)		
Sales	$ 279.5	$ 255.9	$ 224.3
Cost of sales	190.1	177.2	160.8
Gross profit	89.4	78.7	63.5
Selling, general and administrative expenses (1)	46.9	46.1	46.4
Restructuring	1.5	—	—
Gain on sale of assets	(0.9)	(0.7)	—
Operating income	41.9	33.3	17.1
Foreign exchange losses (gains) (2)	(26.3)	(2.3)	9.1
Interest expense and other (3)	19.6	19.6	19.9
Income (loss) before income taxes and minority interest	48.6	16.0	(11.9)
Provision for income taxes	8.7	6.8	2.1
Income (loss) before minority interest	39.9	9.2	(14.0)
Minority interest	4.9	2.7	1.2
Net income (loss)	$ 35.0	$ 6.5	$ (15.2)

(1) Starting in 2002, under FAS 142 "Goodwill and Other Intangible Assets," we are no longer required nor permitted to record goodwill amortization. Goodwill now has an indefinite useful life and will not be amortized but rather will be tested at least annually for impairment. Accordingly, we did not incur goodwill amortization expense in 2002 or 2003, whereas, in 2001, we incurred goodwill amortization expense of $3.5 million, which is included in selling, administrative and general expense (2000 - $3.6 million, 1999 - $3.6 million).

(2) Foreign exchange gains/losses include a gain of $29.4 million in 2003 (2002 – gain of $ 5.8 million, 2001 – loss of $8.9 million) relating to the 10¼ Senior Subordinated Notes due 2007, being the year to year revaluation of the debt using exchange rates as of December 31, 2001, 2002 and 2003. There is no immediate cash benefit as a result of this gain.

(3) Interest expense includes amortization of deferred financing costs and writeoffs of deferred financing costs associated with our outstanding Senior Subordinated Notes and the senior facilities agreement.

The following table sets forth, for the periods indicated, percentage relationships for certain items in our consolidated financial statements:

	Percentage of Sales Year Ended December,		
	2003	2002	2001
	%	%	%
Sales	100.0	100.0	100.0
Cost of sales	68.0	69.3	71.7
Gross profit	32.0	30.7	28.3
Selling, general and administrative expenses	16.8	18.0	20.7
Operating income	15.0	13.0	7.6

2003 Compared to 2002

Results of Operations

	2003	2002	Change
	(in millions of U.S. dollars)		
Sales	$ 279.5	$ 255.9	9.2%

Sales in 2003 were $279.5 million, an increase of $23.6 million from 2002. Excluding the effect of foreign exchange rates on translation, sales in 2003 decreased $6.8 million or 2.7% from 2002. Excluding the effect of foreign exchange rates on translation, sales of Coil products increased, while sales of Transmission and Bushings products decreased year over year. Instrument

Transformer and Bushing sales (excluding China) have been affected by a shortage of transmission projects, particularly in North America. Sales from our subsidiary in China increased from $40.9 million in 2002 to $53.7 million in 2003, an increase of 32%.

	2003	2002	Change
	(in millions of U.S. dollars)		
Gross Profit	$ 89.4	$ 78.7	13.6%
Percentage of net sales	32.0%	30.7%	

Gross Profit for 2003 was $89.4 million, an increase of $10.7 million from 2002. Excluding the effect of foreign exchange rates on translation, gross profit increased slightly over 2002. Gross profit as a percentage of sales in 2003 was 32.0% compared with 30.7% in 2002 mainly due to improved overall margins from the Chinese units.

	2003	2002	Change
	(in millions of U.S. dollars)		
Selling, general and administrative expenses	$ 46.9	$ 46.1	1.8%
Percentage of net sales	16.8%	18.0%	

Selling, general and administrative expenses in 2003 were $46.9 million, an increase of $0.8 million from 2002. Excluding the effect of foreign exchange rates on translation, selling, general and administrative expenses in 2003 decreased by $4.8 million. Selling, general and administrative expenses as a percentage of sales for 2003 at 16.8% was slightly better than the percentage achieved in 2002 at 18.0%. Excluding the effects of foreign exchange rates on translation, there were lower administration payroll and overheads, bad debt expense and commission expenses in 2003 than in 2002. Much of the improvement is due to cost cutting initiatives in the Americas and Europe in 2003.

Restructuring. In 2003, there were restructuring expenses amounting to $1.5 million related to our European operations. There were no restructuring expenses in 2002.

Gain on sale of assets. In 2003, Trench China in Shanghai disposed of the land use rights and building of its former factory facility for a net gain of $0.9 million. In 2002, Trench Limited in Canada sold a product line, which generated a gain of $0.8 million.

	2003	2002	Change
	(in millions of U.S. dollars)		
Operating Income	$ 41.9	$ 33.3	25.6%
Percentage of net sales	15.0%	13.0%	

Operating Income. Operating income in 2003 was $42.3 million, an increase of $8.6 million from 2002. Excluding the effect of foreign exchange rates on translation, 2003 operating income increased by $4.0 million or 13.7%, of which $0.9 million arose from the sale of assets in China. In 2002, there was a gain of $0.8 million from the sale of a product line. The reasons for the increase are referred to above under the sales, gross profit, selling, general and administrative expenses, restructuring and gain on sale of assets sections.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

2002 Compared to 2001

Results of Operations

	2002	2001	Change
	(in millions of U.S. dollars)		
Sales	$255.9	$224.3	14.1%

Sales in 2002 were $255.9 million, an increase of 14.1% from 2001. Excluding the effect of foreign exchange rates on translation, sales in 2002 increased 12.2% from 2001 due to an increase in the sales of the core product lines, but primarily the transmission products. There were increases in sales in the Americas, Europe and Asia. The increased sales in China accounted for nearly half of the 14.1% sales increase from the prior year, due to an increase in sales of $15.7 million. Trench Fushun only became a part of Trench at the end of November 2001, whereas in 2002 it operated for the entire year.

	2002	2001	Change
	(in millions of U.S. dollars)		
Gross Profit	$78.7	$63.5	24.0%
Percentage of net sales	30.7%	28.3%	

Gross Profit in 2002 was $78.7 million, an increase of $15.2 million from 2001. Excluding the effect of foreign exchange rates on translation, gross profit increased by $13.5 million or 21.3% from 2001. Gross profit as a percentage of sales in 2002 was 30.7% compared with 28.3% in 2001. A large part of the increase in gross profit was due to the units in China. Trench Fushun became a part of the Group at the end of November, 2001.

	2002	2001	Change
	(in millions of U.S. dollars)		
Selling, general and administrative expenses (including TSF integration)	$46.1	$46.4	(0.5)%
Percentage of net sales	18.0%	20.7%	
Selling, general and administrative expenses (excluding goodwill amortization in 2001 and including TSF integration charges in 2001)	$46.1	$42.8	7.7%
Percentage of net sales	18.0%	19.1%	
Selling, general and administrative expenses (excluding TSF integration charges and excluding goodwill amortization in 2001)	$46.1	$39.4	17.0%
Percentage of net sales	18.0%	17.6%	

Selling, general and administrative expenses in 2002 were $46.1 million, a decrease of $0.3 million from 2001. Excluding the effect of foreign exchange rates on translation, selling, general and administrative expenses in 2002 decreased by $1.5 million. Selling, general and administrative expenses as a percentage of sales for 2002 at 18.0% are lower than the percentage achieved in 2001 of 20.7%. The major reason for this decrease in selling, general and administrative expenses in 2002 is that the 2001 result includes $3.4 million in integration charges (none in 2002). Excluding the 2001 integration charges, selling, general and administrative expenses as a percentage of sales in 2001 was 19.1%. Also, in 2002, the selling, general and administrative expenses no longer includes a charge for amortization of goodwill. If the goodwill amortization charge and TSF integration charges were not included in 2001 results, then the selling, general and administrative expenses as a percentage in 2001 would have been 17.6%, which is closer to the 2002 percentage.

	2002	2001	Change
	(in millions of U.S. dollars)		
Operating Income	$33.3	$17.1	94.5%
Percentage of net sales	13.0%	7.6%	

Operating Income in 2002 was $33.3 million, an increase of $16.2 million from 2001. Excluding the effect of foreign exchange rates on translation, in 2002 operating income increased by $16.0 million or 93.5%. The operating income in 2001 included an integration charge of $4.2 million and goodwill amortization of $3.5 million. Excluding the effect of the integration charge in 2001 and the goodwill amortization, the 2001 operating income as a percentage of net sales would have been 10.7%, which is closer to the 2002 operating income as a percentage of net sales of 13.0%. Refer to the gross profit, integration expenses, and the selling, general and administrative expenses sections above for more details.

B.   Liquidity and capital resources

During the year ended December 31, 2003, cash generated by operating activities amounted to $36,689 the principal components of which can be described as follows:

- The net income for the year ended December 31, 2003 of $34,968 plus three non-cash items, depreciation of $8,093, deferred finance cost amortization of $1,650 and minority interest of $4,886.

- At the end of December 2003 overall trade working capital (sum of inventories, trade receivables, advance billings and trade payables) stood at $66,424, compared with the prior year of $73,717. The higher foreign currency exchange rates to the U.S. dollar had an adverse impact on external trade working capital of $8,512 (translation using the 2002 versus 2003 rates).

- Inventory stood at $48,763 compared to the prior year level of $39,888. The higher foreign currency exchange rates to the US dollar accounted for the majority of the variance. Conversion of 2003 inventory using 2002 exchange rates would have reduced inventory by $6,153. Increased activity in the Chinese joint ventures accounted for $2,800 of the increase.

- Trade accounts receivable at the end of December 2003 were $70,194 versus the prior year level of $67,266. The higher foreign currency exchange rates to the US dollar from 2002 to 2003 had an adverse impact on receivables. Foreign exchange differences from 2003 to 2002 accounted for $8,313 of the variance. Excluding the effect of the exchange rate from 2003 to 2002, trade accounts receivable would have declined from 2002 to 2003 by $5,385.

- Trade accounts payable at the end of the month were $44,147 against the prior year level of $27,355. The higher foreign currency exchange rates to the US dollar increased our accounts payable significantly. The Chinese joint ventures accounted for an additional $3,600 of the increase. Trade payables in 2003 were $4,998 higher due to the effect of the higher Canadian dollar, Brasilian real and all European currency rates versus the U.S. dollar from 2002 to 2003.

During the year ended December 31, 2003, net cash used in investing activities was $7,528, consisting mainly of additions to property and equipment of $9,688 and offset by proceeds of disposal of $2,307 from the disposal of the old premises (Jumen Road) in Shanghai, China which generated a gain of $905. There was also the purchase by our Austrian subsidiary of certain arc suppression coil technologies for consideration of $1,196 paid in 2003 and a further $252 to be paid in 2004. Our Canadian subsidiary received a

$1,000 instalment payment for the coil technology sale, which occurred in 2002. As of December 31, 2003, we have received $6,000 from SITW for the coil technology sale and we will receive the remaining $4,000 over the next three years. The net cash used in financing activities amounted to $14,438, including $5,842 in repayments of the revolver and $6,878 in repayment of short-term and long-term debts of the Company. There was also a dividend paid to our joint venture partner (SITW) in China of $1,945.

At December 31, 2003 the Group had total debt of $174.4 million and cash of $31.1 million, compared to $185.1 million and $15.4 million, respectively, at the end of 2002. Our cash and cash equivalents are held in the following currencies: Brasilian real, British pound, Canadian dollar, Chinese renminbi, Euro, Swiss franc and the U.S. dollar. There exists an annual cash interest expense of approximately $18 million associated with borrowings under the Facilities Agreement and the Senior Subordinated Notes, as well as anticipated principal payments of term and other loans of $13.7 million, $5.8 million, $3.9 million, and $151.1 million in 2004, 2005, 2006 and 2007, respectively, which will increase our liquidity requirements. The scheduled repayment in 2004 of $13.7 million includes $8.3 million in China, consisting of two loans, which may be renewed annually.

The Facility Agreement covenants comprise: EBITDA to Net cash interest payable; Cash flow to Debt service; Net debt to EBITDA; Adjusted net worth; and separate annual capital expenditure thresholds for Shanghai and non-Shanghai operations. At December 31, 2003 Trench has exceeded the permitted threshold for Shanghai capital expenditure by $91 following the early delivery (in late December 2003) of certain assets which will be brought into use in 2004. Trench has received a waiver in this regard from the Banks. In all other respects Trench has complied with the above financial covenants. Having taken account of waiver and amendment letters received from our Senior Lenders, we anticipate remaining in compliance with those covenants. The amendments permitted us to take the entire gain of approximately $5.5 million over the six quarters ending March 2002 (for covenant calculation purposes only) on the sale in 2000 of certain Instrument Transformer and Bushings technologies in connection with our Shanghai operation. This amendment was consented to on the basis that substantially all of the gain has already been realized in cash. Similarly, we have obtained an amendment letter from our Senior Lenders to allow us to recognize (for covenant purposes only) the $10 million gain from the sale of certain Coil technologies in 2002 in connection with our Shanghai operation on an accelerated basis to the end of December 31, 2006. Under U.S. GAAP both of these gains will be recognized over the life of the licensing agreement (10 years).

In addition, our Senior Lenders agreed to increase the headroom available to us within the financial covenants for the interest coverage and the leverage ratios from 31st March 2003 to 31st December 2005. For the avoidance of doubt no changes have been made to the Net Worth covenant or the Cash Flow to Debt Service covenant.

Also, our Senior Lenders agreed that both the cash costs and the profit and loss write-offs associated with the reorganization in Switzerland in 2000 and 2001 can be excluded from all covenant calculations as originally defined. Items associated with the reorganization in Switzerland have been subject to separate additional covenant tests.

The amendments also create additional flexibility under our capital expenditure covenant in connection with the capital expenditure in China. The original capital expenditure covenant was set prior to Trench China, in Shanghai being consolidated into the Group results.

Notwithstanding the foregoing, there can be no guarantee that we will remain in compliance with our financial covenants. Failure to remain in compliance, or to obtain additional amendments, would have a material adverse effect on our liquidity.

Our primary sources of liquidity are cash flows from operations and borrowings under the revolving credit facility of our Facilities Agreement. At December 31, 2003, $32.3 million was available to us for borrowings under the revolving credit facility compared to $27.7 million in 2002, with both amounts calculated without the effect of letters of credit and bank guarantees. Of the amount available, $5.1 million (2002- $6.3 million) is a restricted revolving credit facility, the use of which is not anticipated by Trench and is subject to the consent of our Senior Lenders. If CIBC letters of credit and bank guarantees are factored in, the net available revolving credit facility was $12.8 million compared to $7.5 million in 2002. There are other guarantees in other subsidiaries that do not affect the available revolving credit facility. In addition, we are forecasting positive cash flows from operations in 2004, although there can be no assurances that our cash flows in 2004 will be positive or sufficient to meet our requirements. Our management believes that cash generated from operations, together with borrowings under the revolving credit facility, will be sufficient to meet our working capital, capital expenditure and debt servicing needs for the foreseeable future. Please refer to Item 17, Note 22 for more information.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

C. Research and development, patents and licenses, etc.

Trench conducts research and development ("R&D") mainly on a decentralized basis (at the manufacturing units) with our primary focus on design and process engineering in order to continuously improve our manufacturing efficiency to maintain our cost advantage in our product lines. At each of our manufacturing locations, several engineers are partly or fully dedicated to R&D activities and our R&D expense consists of an allocation of the engineers' time spent on product development as well as the cost of building prototypes. In 2001, Trench Switzerland was designated to be our base for R&D activities in new designs and measurement technologies. In addition, we collaborate with leading research institutes on the development of new products and new technologies. Trench also collaborates with certain primary contractors for the development of new products and applications. These initiatives, as well as our customer-oriented approach to our R&D work, have positioned us as a leader in high voltage technology products. Our R&D expenses for the years ended December 31, 2003, 2002, and 2001 were $5.2 million, $4.5 million, and $3.5 million, respectively.

D. Trend information - For Trend information responsive to this item, refer to Items 3.A. and 4.B. above

E. Off-balance sheet arrangements

We do not have transactions, arrangements or other relationships with unconsolidated entities or persons that are reasonably likely to materially affect our liquidity or the availability of or requirements for capital resources. Unconsolidated entities are often referred to as structured finance or special purpose entities and we do not engage in activities with such entities.

F. Tabular disclosure of contractual obligations

In 000's of U.S. Dollars	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
Operating leases	$ 2,943	$ 5,489	$ 5,025	$ 20,911
Purchase obligations..............	184	—	—	—
Capital leases.........................	308	364	181	—
Royalty/licensing agreements.............................	580	1,341	1,622	4,019
Long-term debt repayment....	13,695	9,679	151,072	—
	$ 17,710	$ 16,873	$157,900	$ 24,930

Operating leases include a long term factory rental payable to our joint venture partner in China, SITW. The annual operating lease payment for the Trench China factory in Shanghai is $501 and the lease expires in July 2026.

G. Safe Harbor

Please refer to page 4 of this Form 20-F Equivalent under "Presentation of Financial Information."

H. Other

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be combined by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. In December 2003, the FASB issued FASB Interpretation 46(R), Consolidation of Variable Interest Entities. FIN 46(R) replaces FIN 46 and clarifies the accounting for interests in variable interest entities. FIN 46(R) should be applied to entities considered to be Special Purpose Entities (SPE's) no later than the end of the first reporting period after December 15, 2003 and by the end of the first reporting period that ends after March 15, 2004 to entities other than SPE's. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We have assessed this new standard and do not believe that it has a material effect on our results of operations or financial condition.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

In December 2003, FASB issued Statement No. 132R, "Employers' Disclosures about Pensions and Other Postretirement Benefits— an amendment of FASB Statements No. 87, 88, and 106." FAS 132R revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers' Accounting for Pensions, No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in FASB Statement No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. This Statement retains the disclosures required by Statement 132, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and required additional information on changes in the benefit obligations and fair values of plan assets. Additional disclosure requirements have been added in response to concerns expressed by users of financial statements; those disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. The provisions of Statement 132 remain in effect until the provisions of this Statement are adopted. Except as noted below, this Statement is effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by this Statement are effective for interim periods beginning after December 15, 2003. Disclosure of information about foreign plans required by paragraphs 5(d), 5(e), 5(g), and 5(k) of this Statement is effective for fiscal years ending after June 15, 2004. All of the Group's pension and post-retirement benefits arise from "foreign plans." The Group is therefore required to present the additional disclosures for its 2004 year. We have not evaluated the impact of FAS 132R and do not intend to early adopt for fiscal 2003.

Item 6.   Directors, Senior Management and Employees

A.   Directors and Senior Management

As at December 31, 2003, the sole director of Trench Electric BV was Trench Electric Holding BV.

Executive Officers of Trench Electric BV

The following table sets forth certain information regarding the executive officers of Trench Electric (ages as of December 31, 2003):

Name	Age	Position	Date appointed to current position
Howard Poulson	60	Chairman and Chief Executive Officer	June 1999
John H.G. Finlay	64	Executive Vice President, North America & International	April 2000
Allan M. Finn	52	Executive Vice President, Sales and Marketing	July 1999
Michael J. Bissell	52	Group Finance Director	April 2000
Alfred Wittenhofer	63	Chief Executive - European Operations	April 2001
Michael J. Galley	55	CEO Designate European Operations	October 2003

Mr. Howard Poulson was appointed Chairman of Trench Electric in March 1998 at the request of the main investor CVC. On June 1st 1999 Mr. Poulson took over the post of Chief Executive following the retirement of Ron Montgomery from that office. Prior to joining Trench, Mr. Poulson has had a long career as a director and chief executive of a number of public companies largely operating in the electronics industry. He is currently the Chairman of Aramis Ltd and the Chairman of ZVC UK Ltd.

Mr. John H.G. Finlay became Executive Vice President and Chief Financial Officer of Trench Electric at the time of its formation in September 1997. Mr. Finlay joined Trench Limited in Canada in 1988 as Chief Financial Officer. He was Chief Financial Officer and Executive Vice President of Trench and its predecessors from its formation in 1993. In 2000 he was made Executive Vice President, North America and International of Trench Electric.

Mr. Allan M. Finn became Vice President, Sales and Marketing of Trench Electric at the time of its formation in September 1997. He joined Trench Electric Canada in 1970 and has held the senior sales executive position at Trench since 1993. Mr. Finn has been with Trench and its predecessors for 33 years and has held a number of management positions including manufacturing throughout his tenure. In July 1999 he became Executive Vice President, Sales and Marketing.

Mr. Michael J. Bissell joined the Group in April 2000, as Group Finance Director. Prior to joining Trench, Mr. Bissell held various senior financial positions with multi-site, international manufacturing businesses and spent a period of time based in the U.S.A. His experience included being Group Finance Director of GEI International PLC, a publicly traded British company, Finance Director of one of Britain's pre-eminent private engineering companies and also of various substantial divisions of global contracting and capital goods businesses.

Mr. Alfred Wittenhofer was appointed Chief Executive of Trench European Operations in 2001. Mr. Wittenhofer has been Managing Director of Trench Austria GmbH and its predecessor Group-member Spezielektra since 1976.

Mr. Michael J. Galley was appointed Chief Executive Officer Designate for the Trench European Operations with effect from October 2003. Prior to joining Trench he worked initially in the automotive sector during the 1970's and then following achieving an MBA he progressed into general management roles in the electrical, electronic products and systems sector. He has held a number of positions in both UK and international companies, most recently with ABB and Delta plc.

Mr. Poulson, Mr. Finlay, Mr. Finn and Mr. Bissell are also Members of the Board of Trench Electric Holding BV.

Non-executive Board Members of Trench Electric Holding BV

Mr. Marc Boughton, 40, joined CVC in 1995, having worked previously for Electra Fleming Ltd. and PricewaterhouseCoopers (London) where he qualified as a Chartered Accountant and worked as a manager in the Corporate Finance Division. He joined the Board on September 3, 1997. Mr. Boughton is a director of CVC Capital Partners Ltd., Amatek Holdings, Acordis BV and Herbspring (December 2000 Sale) Ltd.

Mr. James F. Joy, 66 is Managing Director, European Business Development for CVC Capital Partners Limited. Mr. Joy is a non-executive director for Metzeler Automotive Profile Systems and a director of First Republic Bank (US). Mr. Joy was appointed to the Board on February 16, 2000.

Mr. Gijsbert C. Vuursteen, 30, was appointed to the Board on August 14, 2000 as one of the CVC board members. He joined CVC in 2000 and is Investment Director of CVC Capital Partners Ltd and a member of the supervisory board of Verdugt Holding BV.

B. Compensation

The aggregate compensation paid to executive officers of the Group including benefits in kind for the year ended December 31, 2003 was approximately $2.3 million (2002 - $1.5 million).

For the year ended December 31, 2003 the highest paid executive officer received approximately $0.8 million (2002 - $0.5 million) including benefits in kind. All executive officers of the Company take part in bonus schemes that pay according to profit targets set by the non-executive officers. The amount that was paid in 2003 is included in the above paragraph.

C. Board Practices

Officers of Trench Electric BV and Trench Electric Holding BV are appointed on a continuing basis and are not required to retire by rotation. Service contracts for officers of Trench do not provide for any benefits upon termination of employment other than the right to notice.

Trench Electric BV has established an Audit Committee and a Remuneration Committee. The members of both committees comprise Mr. Marc Boughton and Mr. James Joy who are both non-executive officers of Trench Electric Holding BV.

The Audit Committee meets at least four times per year or more frequently as circumstances dictate. In addition, the Audit Committee will meet at least annually with management and the independent auditor in separate sessions to discuss any matters that the Audit Committee or either of these groups believes should be discussed privately.

The Audit Committee's responsibilities are to monitor the integrity of our financial reporting process and systems of internal controls regarding accounting, finance and legal compliance and to monitor the independence and performance of Trench's independent auditors. The Audit Committee has to approve any non-audit work performed by Trench's auditors.

The Remuneration Committee's responsibilities include ensuring that the remuneration and service contract terms of the executive officers and senior management are appropriate.

D. Employees

As of December 31, 2003, 2002 and 2001 respectively Trench employed 1,771, 1,832 and 1,839 employees worldwide.

	Number of Employees Year Ended December 31,		
	2003	2002	2001
American operations	551	571	559
European operations	775	852	895
International operations	445	409	385
Total	1,771	1,832	1,839

Historically, we have had very good relations with our workforce. There are no independent unions at the Canadian Coil and Bushing facilities, or at the Brasilian, Chinese and Swiss operations. Workers at our Canadian Instrument Transformer facility are unionized with the Canadian Auto Workers union, at the English facility under Amicus and GMB Union, and those at our French, Austrian and German facilities are unionized with national or local work councils. All of our manufacturing sites have good health and safety records, with no significant employee accidents reported at any of the facilities since they became a part of the Group.

E. Share Ownership

There are arrangements to grant stock options in the Parent that would increase the issued shares of the Parent by a maximum of 12%. During the year, the Parent did not grant any stock options but certain options were granted after the financial year end. Mr. Howard Poulson exercised 1,371 stock options for the year ended December 31, 2003 (2002 –nil). For more information on stock options, please refer to Item 17, note 21. Shares were issued on January 24, 2002 that increased the number of issued Ordinary "A" shares by 10,749 and the Ordinary "B" Shares by 2,096. On the same date the par value of the shares was converted from Dutch Guilders to Euros at the official exchange rate of NLG 2.20371 to one Euro (€).

The share capital of Trench Electric Holding B.V., the parent of the Company, is as follows:

Authorized		No. of Shares
Ordinary shares "A" ten votes/share	4.54 Euro / share par value	27,285
Ordinary shares "B" one vote/share	0.45 Euro / share par value & 4.09 Euro premium	4,986
Preference shares "A" ten votes/share	4.54 Euro / share par value	1,700,000
Preference shares "B" one vote/share	0.45 Euro / share par value & 4.09 Euro premium	5,700,000

Issued	No. of Shares	Stated value Euro	Translated US$
Ordinary shares "A" ten votes/share - Issued by January 24, 2002 and outstanding	25,688	116,624	92,625
Ordinary shares "B" one vote/share – Issued January 24, 2002 and outstanding	4,984	2,263	1,797
Preference shares "A" ten votes/share – Issued on December 31, 1997 and outstanding	1,682,413	7,638,155	6,066,361
Preference shares "B" one vote/share – Issued on December 31, 1997 and outstanding	560,804	254,605	202,212
		8,011,647	6,362,995
Share premium on ordinary shares "B" (4.09 Euro / share)		20,365	16,174
Share premium on Preference shares "B" (4.09 Euro / share)		2,291,445	1,819,907
Total shareholders' equity		10,323,457	8,199,076

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

There are four principal shareholders, namely, CVC European Equity Partners L.P., CVC European Equity Partners (Jersey) L.P., Citicorp Capital Investors Europe Limited and Capital Ventures Nominees Limited. For additional information, see Item 7.A. – Major shareholders.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The parent company of Trench Electric B.V. is Trench Electric Holding B.V., which owns all the outstanding shares of the Company. There are nine shareholders of the Parent, namely, CVC European Equity Partners L.P., CVC European Equity Partners (Jersey) L.P., Citicorp Capital Investors Europe Limited, Capital Ventures Nominees Limited, Mr. Ronald Montgomery, Mr. Howard Poulson, Mr. John Henry George Finlay, Mr. Allan Michael Finn and Mr. Alfred Wittenhofer.

The total number of shares owned by each shareholder and the value in Euros is as follows.

	'A' Ordinary # of shares	'B' Ordinary # of shares	'A' Prefer. # of shares	'B' Prefer. # of shares	Total Euro	Proportion of voting rights
CVC European Equity Partners L.P.	19,009	-	1,501,609	-	6,903,606	86.17%
CVC European Equity Partners (Jersey) L.P.	2,289	-	180,804	-	831,242	10.38%
Citicorp Capital Investors Europe Limited	695	4,984	-	560,804	2,571,833	3.25%
Capital Ventures Nominees Limited	1,420	-	-	-	6,447	0.08%
Mr. Ronald Montgomery	300	-	-	-	1,362	0.02%
Mr. Howard Poulson	1,613	-	-	-	7,323	0.09%
Mr. John Henry George Finlay	130	-	-	-	590	0.01%
Mr. Allan Michael Finn	116	-	-	-	527	0.00%
Mr. Alfred Wittenhofer	116	-	-	-	527	0.00%
	25,688	4,984	1,682,413	560,804	10,323,457	100.00%

The voting rights associated with each class of share are indicated in Item 6.E. – Share ownership.

B. Related Party transactions

During 2003, we paid dividends to our joint venture partner in China, SITW (Shanghai Instrument Transformers Works), an amount of $1,945 (2002 - $694). In 2002, we also paid to SITW an equalization dividend of $1,176. In addition, we paid factory building rent of $501 and royalties of $41 to SITW in 2003.

During the year, our Chinese subsidiary in Shanghai borrowed $1,329 from a bank, "SEC Finance Company," which is related to our joint venture partner, SITW. The People's Bank of China (PBOC) has approved the SEC Finance Company as an accredited lending institution.

On May 12, 2003 the $16,070 Floating Rate Notes due 2008 ("vendor loan note") between BBA Properties Limited (creditor) and the Parent (debtor), were transferred by BBA Properties Limited to Trench LN Holdings S.A., a company registered in Luxembourg. This is considered a related party transaction as certain companies at the Trench Electric BV level or below are cross-guaranteeing the loan. The shareholders of Trench LN Holdings S.A. are CVC European Equity Partners L.P., CVC European Equity Partners (Jersey) L.P., Capital Venture Nominees Limited, Citicorp Capital Investors Europe Limited, the Poulson Family Trust, Michael J Bissell and Allan Finn, all of whom are shareholders or directors in the Parent. The outstanding value as at December 31, 2003 was $28,471 and the interest rate attaching is 6.09%.

During 2003, the CVC group of companies charged the Company a monitoring fee in the amount of $0.8 million (2002 - $0.6 million, 2001 - $0.6 million).

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

There are various loans between the Trench group companies that are mainly related to financing the original acquisition from BBA in 1997.

The loans between Trench group members as of December 31, 2003 consisted of the following:

Trench Limited (Canada): loans from Trench Inc. related to financing the original acquisition from BBA
- Cdn$ 31,233 loan from Trench Inc. (Rate 10.0625%)
- US$ 129,278 loan from Trench Inc. (Rate 10.3125% - 11.73%)

Trench Inc. (Canadian Holding Co.): loan related to financing the original acquisition from BBA
- Cdn$ 31,233 loan to Trench Limited (Rate 10.0625%)
- US$ 129,278 loan to Trench Limited (Rate 10.3125% - 11.73%)
- Cdn$ 29,825 loan from TEBV (Company) (Rate 10.00%)
- US$ 1,427 loan from TEBV (Company) (Rate 11.667%)

Finatrench (France): loan related to financing the original acquisition from BBA
- Euro 35,668 loan from Valtimon Holding BV (Rate 8.75%)

Valtimon Holding BV: loan related to financing the original acquisition from BBA
- Euro 35,436 loan from TEBV (Rate 8.625%)
- Euro 35,668 loan to Finatrench (Rate 8.75%)

Trench Electric BV: loan related to financing the original acquisition from BBA
- Euro 35,436 loan to Valtimon Holding BV (Rate 8.625%)
- Cdn$ 29,825 loan to Trench Inc. (Rate 10.00%)
- US$ 1,427 loan to Trench Inc. (Rate 11.667%)
- Euro 2,350 loan to Trench UK (Rate 5.0%)
- Euro 3,100 loan from Trench Germany (Rate 5.0%)

Trench Electric SA ("TESA")
- US$ 19,000 investment in 10.5% Trench Austria bonds

Trench (UK) Limited
- Euro 2,350 loan from TEBV (Rate 5.0%)

Trench Germany GmbH
- Euro 3,100 loan to TEBV (Rate 5.0%)

C. Interest of experts and counsel

Not applicable – Annual Report on Form 20-F Equivalent

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Refer to Item 17 – Financial Statements.

Export Sales
Trench Electric is incorporated in The Netherlands and we export all of our sales by way of our manufacturing facilities located elsewhere in the world.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

Legal Proceedings

Neither Trench Electric nor any of its subsidiaries is currently a party to any pending legal proceedings other than such proceedings incidental to its business. Management believes that such proceedings would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

Dividend Distribution Policy

We are required under the articles of the joint venture agreements with our Chinese joint venture partners to declare and pay dividends upon the approval of the Board of Directors. Of the total dividends paid by Trench China in Shanghai, 35% will accrue to our joint venture partner, SITW and of the total dividends paid by Trench Fushun, 33% will accrue to SITW and 2% to FEPW.

B. Significant Changes

On February 11, 2004, we announced a restructuring plan for Trench UK (TUK). This restructuring plan aims to improve the long-term competitiveness of TUK in the market. The restructuring includes the termination of 9 employees. The estimated total costs associated with this restructuring is approximately $0.3 million (GBP 155K), which is accounted for under FAS 112 and 146.

Item 9. The Offer and Listing

A. Offer and listing details

Five Year History

The Notes were originally issued on December 15, 1997.

Par = $100.00	2003	2002	2001	2000
Annual High Market Price	$103.00	$82.00	$71.00	$74.00
Annual Low Market Price	$ 74.00	$71.00	$54.00	$58.00

Quarterly History

The high and low sell prices by quarter for 2003 and 2002 are as follows:

	High	Low
	(Par = $100.00)	
2003		
Qtr 1	$ 80.00	$ 74.00
Qtr 2	98.00	85.00
Qtr 3	102.00	96.00
Qtr 4	103.00	101.00
2002		
Qtr 1	$ 75.00	$ 74.00
Qtr 2	80.00	78.00
Qtr 3	82.00	79.00
Qtr 4	76.00	71.00

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

Monthly History

The high and low sell prices for the last six months are as follows:

	High	Low
	(Par = $100.00)	
2004		
February	103.00	101.63
January	102.00	101.00
2003		
December	103.00	102.00
November	103.00	102.00
October	102.00	101.00
September	102.00	101.50

B. Plan of Distribution
Not applicable – Annual Report on Form 20-F Equivalent

C. Markets

The Senior Subordinated Notes are listed on the Luxembourg Stock Exchange. Accordingly, no assurance can be given that an active market will develop for any of the Notes or as to the liquidity of the trading market for any of the Senior Subordinated Notes. If a trading market does not develop or is not maintained, holders of the Notes may experience difficulty in reselling such Notes or may be unable to sell them at all. If a market for the Senior Subordinated Notes develops, any such market may be discontinued at any time. If a trading market develops for the Senior Subordinated Notes, future trading prices of such Senior Subordinated Notes will depend on many factors, including among other things, prevailing interest rates, our results of operations and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Group, the notes may trade at a discount from their principal amount.

We do not intend to list the Senior Subordinated Notes on any national securities exchange other than the Luxembourg Stock Exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System.

D. Selling Shareholders

Not applicable – Annual Report on Form 20-F Equivalent

E. Dilution

Not applicable – Annual Report on Form 20-F Equivalent

F. Expenses of the Issue

Not applicable – Annual Report on Form 20-F Equivalent

Item 10. Additional Information

A. Share Capital

Not applicable – Annual Report on Form 20-F Equivalent

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

B.   Memorandum and Articles of Association

The Articles of Association ("Articles of Association") have been filed as an exhibit to the report (see Item 19). The highlights of the Articles of Association are as follows:

Company and Objects

The registered office of Trench Electric B.V. is in Amsterdam, The Netherlands at Prof. J.H. Bavincklaan 7, 1183 AT, Amstelveen,. As per Article 2 of the Articles of Association, the objects for which the Group is established are:

(a) to finance companies and other enterprises, to borrow, to lend and to raise funds, to participate in all types of financial transactions, including the issue of bonds, promissory notes or other securities or evidences of indebtedness, to bind the company and to grant security over its assets for obligations of companies and other enterprises with which it forms a group and of third parties;

(b) to incorporate and to participate in any way whatsoever in, to manage, to supervise and to cooperate with companies and other enterprises, to acquire, to keep, to divest or in any other manner to manage all sorts of participations and interests in other companies and other enterprises, to enter into joint ventures with other companies and enterprises;

(c) to acquire, to manage, to operate, to encumber and to divest personal and real property and any right to or interest in personal and real property;

(d) to obtain, to exploit and to sell patents and other intellectual property rights, to acquire and to grant licences, sub-licences and similar rights of whatever name and description and if necessary, to protect rights derived from patents and other intellectual property rights, licences and similar rights against infringement by third parties; and

(e) to engage, in any way whatsoever, in trading activities, including the import, export, purchase, sale, distribution and marketing of products and raw materials.

Directors Role and Decision-Making Power

The Company shall be managed by a Board of Management consisting of one or more members, who shall be appointed by the General Meeting of Shareholders and may be suspended or removed from office by meeting at any time. A legal entity may be a member of the Board of Management. The remuneration of the members of the Board of Management, any rights to bonuses and the further terms of appointment shall be determined by the General Meeting of Shareholders for each member of the Board of Management individually.

If the Board of Management has more than one member, then the following provisions will take place with respect to decision making. Resolutions of the Board of Management are adopted by absolute majority of the votes validly cast. Meetings of the Board of Management can be convened by any member giving notice to all other members of the Board in writing, at least three days prior to the date of the meeting.

The Board of Management shall be responsible for the management and administration of the Company. The General Meeting of Shareholders may give instructions to the Board of Management regarding the general directions of the financial, social, economic and personnel policies to be pursued. The Board of Management shall act in accordance with such instructions.

Loans for the purpose of acquiring shares in its capital may be granted by the Company up to the amount of its distributable reserves, provided that the Company shall maintain a non-distributable reserve equal to the amount outstanding on such loans.

Share Description

The authorized capital of the Company is two hundred thousand Dutch Guilders (NLG 200,000 = € 90,756) divided into two hundred thousand (200,000) common shares of one Dutch Guilder (NLG 1.00 = € 0.45) each. There is no other class of shares. The shares shall be indivisible, shall be registered shares, and shall be numbered consecutively from one onwards. No share certificates shall be issued. Shares not yet issued shall be issued at such price, upon such conditions and at such times as the General Meeting of Shareholders, or another body to which the General Meeting of Shareholders has transferred its power in relation thereto, shall determine, provided that the shares shall not be issued at a price below par value. In the event of new shares being issued, each existing shareholder shall have a preferential right to subscribe to them in proportion to his existing shareholding.

Each share carries the right to one vote, subject to the following two conditions.
- Shares held by the Company or by a subsidiary carry no right to vote in a General Meeting.
- In determining what proportion of shareholders exercise their votes, are present or represented, or what proportion of the share capital is provided or represented, the shares in respect of which no voting rights can be exercised shall not be taken into account.

The transfer of shares requires a written instrument, taking into account the provisions of Article 196 of the Dutch Civil Code, Book 2.

There are no limitations on the rights to own securities.

Meeting for Annual Accounts

Within five months after the end of the financial year, except for an extension of a maximum of six months on account of special circumstances, the Board of Management shall draw up the annual accounts, which shall be available at the office of the Company for inspection by shareholders. General Meetings of Shareholders shall be convened by means of notices sent not later than fifteen days prior to the meeting by a Managing Director to the shareholders at the address specified in the shareholders' register.

Distribution of Profit and Dividends

A portion of the profits as determined by the approved profit and loss account shall be reserved by the Company at the General Meeting of Shareholders on a proposal of the Board of Management. The remainder shall be the distributable profits, the appropriation of which shall be determined by the General Meeting of Shareholders.

The Company may only make distributions to its shareholders and to others entitled to receive part of its distributable profits, if and to the extent that the Company's shareholders' equity exceeds the aggregate of its paid up share capital (including calls made) and the amount of such reserves as it is required by statute or by the Articles of Association to maintain. Insofar as the Company has a profit, the General Meeting of Shareholders, on the proposal of the Board of Management, may decide to pay an interim dividend, provided that it complies with paragraph 3 of the Article dealing with distribution of profit and dividends. Dividends (including interim dividends) shall be made payable at the Company's offices from the date the dividend is declared, unless the resolution concerned shall provide for a different date or place. Dividends which have not been claimed within five years of being payable shall be forfeited and shall accrue to the benefit of the Company.

C. Material Contracts

In June 2003 a Know-How License Agreement was concluded between Trench Austria (TA) and Highvolt Prüftechnik Dresden, Germany (HV). The agreement grants TA the exclusive license to use the HV Know-How worldwide for the production and sale of adjustable arc suppression coils (ASC) for consideration of $1,448 (Euro 1,150K), of which $252 (Euro 200K) is to be paid in 2004. The term of the agreement is for 10 years and we expect strengthening of TA's ASC market share in the future.

D. Exchange Controls

Exchange Controls and Other Limitations Affecting Security Holders

(a) There are currently no governmental laws, decrees or regulations in The Netherlands, Canada or Luxembourg that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of interest or other payments to non-resident holders of the Notes.

(b) There are no limitations under Dutch, Canadian or Luxembourg law or Trench Electric's Articles of Association on the right of non-resident or foreign owners to hold Trench Electric's Notes.

E. Taxation

Material Non-U.S. Income Tax Considerations

This summary is of a general nature and is included herein solely for informational purposes. It is not intended to be, nor should it be construed to be, legal or tax advice. No representation with respect to the consequences to any particular holder of the Notes is made. Prospective purchasers should consult their own tax advisors with respect to their particular circumstances and the effects of local, state, federal and foreign (including Luxembourg and Canadian) tax laws to which they may be subject. Non-United States holders should consult their own tax advisors with respect to both their local tax considerations and non-local tax considerations.

Canada
The following describes the material Canadian federal income tax consequences generally applicable to a holder of a Note who for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"), and at all relevant times, is a non-resident of Canada, deals at arm's length with Trench Canada and does not use or hold and is not deemed to use or hold the Note in the course of carrying on business in Canada and is not an insurer that carries on an insurance business in Canada and elsewhere. This summary is based on the current provisions of the Canadian Tax Act and the regulations there under (the "Regulations") in force on the date hereof, counsel's understanding of the current administrative and assessing practices and policies published by Canada Customs and Revenue Agency, and all specific proposals to amend the Canadian Tax Act and the Regulations publicly announced by the Canadian Minister of Finance prior to the date hereof (the "Proposed Amendments"). This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Proposed Amendments, does not take into account or anticipate changes in the law or the administrative or assessing practices of Canada Customs and Revenue Agency, whether by judicial, governmental or legislative action or interpretation, nor does it take into account provincial, territorial or foreign tax legislation or considerations.

This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of a Note. Accordingly, prospective purchasers are urged to consult their own tax advisors with respect to their particular circumstances.

The payment by Trench Canada (under or with respect to its Guarantee) of interest, principal or premium (if any) on the Notes will be exempt from Canadian withholding tax. No other tax on income (including taxable capital gains) will be payable under the Canadian Tax Act in respect of the holding, redemption or disposition of the Notes or the receipt of interest, principal or premium (if any) thereon.

Luxembourg
Payments of interest on the Notes will not be subject to withholding taxes in Luxembourg. A holder of Notes who is not a resident of Luxembourg, does not have a permanent establishment in Luxembourg and does not hold Notes in connection with the conduct of a business in Luxembourg, will not be subject to income or withholding taxes imposed by jurisdictions in respect of gains realized on the sale, exchange or other disposition of Notes.

Transfers of interests in the Notes outside Luxembourg will not be subject to any stamp duties or other transfer taxes imposed by Luxembourg.

F. Dividends and Paying Agents

Not applicable – Annual Report on Form 20-F Equivalent

G. Statement by Experts

Not applicable – Annual Report on Form 20-F Equivalent

H. Documents on display

Certain documents concerning our Group, which are referred to in the document, will be either on file with the SEC or available for inspection at the Company's principal place of business as shown in Item 4.A.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

I. Subsidiary Information

Not applicable – Annual Report on Form 20-F Equivalent

Item 11. Quantitative and Qualitative Disclosure about Market Risks

The following discussion of our financial risk management activities includes "forward-looking" statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward looking statements.

As a result of its global operating and financial activities, we are exposed to market risk by way of changes in interest rates and foreign currency exchange rates. Theses changes may adversely affect our consolidated financial position and results of operations. We seek to manage market risk by using various financial instruments to manage its primary market exposures associated with our underlying assets and liabilities as well as anticipated transactions. These financial instruments are used to reduce risk by essentially creating offsetting market exposures. These contracts are entered into with financial institutions in accordance with Group treasury policies and procedures, thereby reducing the risk of credit loss. Derivative financial instruments are used only for purposes other than trading.

The following discussion contains sensitivity analyses which present the hypothetical loss in cash flows or fair values of the financial instruments and derivative financial instruments held by our Group as of December 31, 2003 that were subject to changes in interest rates and foreign currency exchange rates. The range of sensitivities chosen for these analyses reflects our view of changes that are reasonably possible over a one-year period.

In the normal course of business, we also face risks that are either non-financial or non-quantifiable. These risks principally include country, commodity, credit and legal risks and are not represented in the following analyses.

Interest Rate Risk

Our exposure to changes in interest rates result from our borrowing activities used to meet our liquidity needs. Long-term debt is generally used to finance long-term investments, while short-term debt is used to meet our working capital requirements.

The majority of our long-term borrowings are in fixed-rate instruments that are not exposed to changes in interest rates. Other long-term and short-term borrowings have floating interest rates (e.g. LIBOR (London Interbank Offering Rate) plus 2.0% to 2.5%). There is inherent rollover risk for short-term borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements. Assuming an interest rate increase of 1% on the outstanding term loan facility and revolving credit facility, as at December 31, 2003, our additional annualized interest costs would be approximately $0.144 million (2002 - $0.243 million).

Foreign Currency Exchange Rates

We conduct our business internationally, and our principal manufacturing and sales operations are located in Austria, Brasil, Canada, China, England, France, Germany, Malaysia, Switzerland and the United States. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of our international operations are maintained affect our results of operations and financial position as reported in our financial statements.

Our long term debt is denominated in U.S. dollars, Euros, Chinese renminbis and British pounds while our subsidiary operations account for their businesses in local currencies; namely, Brasilian reals, British pounds, Canadian dollars, Chinese renminbis, Euros, Swiss francs and U.S. dollars. Only as payments are made against long term debt over the next several years will an actual loss or gain crystallize. We also utilize U.S. denominated commercial paper and borrowings as well as foreign currency denominated borrowings to fund our working capital and investment needs.

We occasionally enter into foreign currency forward contracts to manage foreign currency exposures related to sales to foreign customers. These contracts are designed to hedge firm commitments to pay European, Asian, Australian and North American currencies within a one-year period. The maturities of these contracts are planned to coincide with the receipts of the foreign funds.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

During the year ended December 31, 2003, the Company recognized a net foreign currency gains of $26.3 million (2002 – gain of $2.3 million). The Company would be subject to a foreign currency exchange loss of approximately $15.1 million (2002 - $15.1 million), on the Senior Subordinated Notes, assuming a 10% foreign currency exchange devaluation from the December 31, 2003 spot rates of the issuers, vis-à-vis the U.S. dollar. Foreign exchange gains in 2003 include $29.4 million (2002 – gain of $ 5.8 million) relating to the Senior Subordinated Notes, being the difference between the US dollar exchange rate at December 31, 2002 and the rate at December 31, 2003. There is no immediate cash receipt as a result of this gain.

Counterparty Risk from the Use of Derivative Financial Instruments

We are exposed to credit (or repayment) risk and market risk through the use of derivative instruments. If the counterparty fails to fulfill its performance obligations under a derivative contract, our credit risk will equal the fair value gain in a derivative. Currently, when the fair value of a derivative contract is positive, this indicates that the counterparty owes us, thus creating a repayment risk. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, assume no repayment risk.

In order to minimize the credit risk in derivative instruments, we enter into transactions with high quality counterparties, which include financial institutions that satisfy our established credit approval criteria. Derivative transactions are generally executed on the basis of standard agreements that allow all outstanding transactions with contracting partners to be offset.

As of December 31, 2003, we did not have any derivative positions, including forward foreign currency contracts.

Item 12. Description of Securities Other than Equity Securities

Not applicable – Annual Report on Form 20-F Equivalent

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. The Company's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15(f) and 15d – 15(f)), have concluded that the Company's disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this quarterly report is being prepared.

Changes in Internal Controls. There were no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's disclosure controls and procedures subsequent to the evaluation date, nor any significant deficiencies or material weaknesses in such disclosure controls and procedures requiring corrective actions.

Item 16A.

Audit Committee Financial Expert Disclosure

On February 4, 2003 the Board of Directors of our Parent determined that Marc Boughton, who was appointed as a member of the Audit Committee on the same date, meets the standard of "audit committee financial expert" as defined by the Sarbanes - Oxley Act.

Further to Rules released by the SEC in January and April of 2003, Trench must now disclose whether its designated "Audit Committee Financial Expert" is "independent." The guidelines for independence in this regard have been incorporated from the NYSE governance standards, which state that no director would qualify as "independent" unless the board affirmatively determines that the director has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).

In our opinion, Marc Boughton is not independent by virtue of his relationship with CVC, which is the major shareholder of Trench Electric Holding B.V.

Item 16B.

Code of Ethics Disclosure

The Board of Directors of our Parent approved a Code of Ethics on February 4, 2003, which is provided as an exhibit to this report. Any amendments or waivers will be disclosed in future annual reports on Form 20-F Equivalent and quarterly reports on Form 6-K Equivalent.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

Item 16C. Principal Accountant Fees and Services

Aggregate fees for professional services rendered by PricewaterhouseCoopers LLP for the years ended:

(in thousands of U.S. dollars)	Year Ended December 31,	
	2003	2002
Audit	$ 626	$ 656
Audit related......................................	5	252
Tax (see below)..................................	67	349
All Other	-	19
	$ 698	$ 1,276

(in thousands of U.S. dollars)	Year Ended December 31,	
	2003	2002
Tax - compliance.................................	$ 22	$ 208
Tax - advisory	45	141
	$ 67	$ 349

Audit committee pre-approval policies and procedures

On an ongoing basis, our management defines and communicates specific projects and categories of service for which the advance approval of our Audit Committee is requested. Our Audit Committee reviews these requests and advises our management if the Committee approves the engagement of PricewaterhouseCoopers LLP (PwC). On a quarterly basis, our management reports to our Audit Committee regarding the actual spending for such projects and services compared to the approved amounts. The projects and categories of service are as follows:

Audit—These fees include the cost of professional services to audit our financial statements in accordance with Generally Accepted Auditing Standards ("GAAS"). The cost of the annual audit in accordance with GAAS includes costs associated with information system reviews performed in connection with the audit and scope modifications initiated during the course of the audit work.

Audit Related Services—The Committee separately pre-approves budgets for services related to accounting consultations, internal control reviews and the assessment of risk management controls in connection with the implementation of Section 404 of the Sarbanes-Oxley Act of 2002.

Tax—These services are related to tax compliance, advice and planning. The specific types of tax services approved include (a) the review of tax returns; (b) assistance with tax examinations and elections; and (c) advice regarding tax codes including interpretations, procedures and private letter rulings thereof, or their equivalent in applicable jurisdictions in the following areas: income tax; value added tax; sales and use tax; excise taxes.

All Other — Other services include treasury advisory services; corporate finance advisory, risk management, internal control projects; forensic audits (but these are prohibited when the auditor will be involved in subsequent legal procedures other than as expert witness); consultancy (all other non-audit services).

For all these non-audit services, the Audit Committee or an authorized executive pre-approves the engagement as follows:

1. A defined budget for estimated spend on PwC non-audit fees will be established each year. In future years this budget will be approved as a part of the normal annual budget process. In 2003 the budget was for $370K ($450K incurred in 2002). In addition, the nature of these services is considered against a defined list of approved services for 2004 and subsequent fiscal years.

2. Expenditure against the budget will be monitored quarterly.

3. Specific projects will be authorized as follows:

    i. Projects up to $20K authorized by Michael Bissell, John Finlay, or Alfred Wittenhofer up to an aggregate of $50K per annum, per person.

    ii. Individual projects in excess of $20K or items that have exceeded the $50K to be authorized by Howard Poulson.

    iii. Individual projects over $150K to be specifically pre authorized by the Audit Committee.

4. A list of projects and expenditures will be included in the papers for each Audit Committee meeting.

5. If we exceed the budget the Audit Committee will receive a formal request to authorize any increase required.

PART III

Item 17. Financial Statements

See pages F-1 to F-32.

Item 18. Financial Statements

Not applicable (see Item 17)

Item 19. Exhibits

Item No.		Location of Document in Sequential Numbering System
1.1	Articles of Association of Trench Electric B.V	(1)
2.1	Indenture dated as of December 16, 1997 among Trench Electric B.V., Trench Inc., Trench Electric S.A., Trench Limited, Haefely Trench AG, Haefely Trench Austria GmbH, Haefely Trench MWB GmbH, and The Chase Manhattan Bank, as trustee	(1)
2.2	Form of 10 ¼% Senior Subordinated Note	(1)
2.3	Registration Rights Agreement dated as of December 11, 1997 among Trench Electric B.V., Trench Inc., Trench Electric S.A., Trench Limited, Haefely Trench AG, Haefely Trench Austria GmbH, Haefely Trench MWB GmbH and Credit Suisse First Boston Corporation	(1)
2.4	Purchase Agreement dated as of December 11, 1997 among the Issuers, the Guarantors, and Credit Suisse First Boston Corporation	(1)
2.5	Facilities Agreement dated September 15, 1997, between Valiant Investments B.V., Finatrench (France) S.A., Haefely Trench S.A., Trench Holding A.G., Haefely Holding A.G., Haefely Trench A.G., Haefely Trench MWB GmbH, Haefely Trench Austria A.G., Trench GmbH, Trench Corporation, BBA Canada Limited, Trench Inc., Credit Suisse First Boston, and Credit Suisse First Boston Canada	(1)
2.6	Supplemental Agreement relating to the Facilities Agreement dated September, 15 1997, dated December 16, 1997, between Valiant Investments B.V., Finatrench (France) S.A., Haefely Trench S.A., Trench Holding A.G., Haefely Holding A.G., Haefely Trench A.G.,	(1)

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

Haefely Trench MWB GmbH, Haefely Trench Austria GmbH, Trench
Limited, Trench Inc., Trench Electric B.V., Valtimon Holdings B.V.,
Trench Electric S.A., Credit Suisse First Boston, and Credit Suisse
First Boston Canada

2.7 Intercreditor Agreement dated September 15, 1997, between Credit (1)
Suisse First Boston, Credit Suisse First Boston Corporation, BBA
Properties Limited, CVC European Equity Partners L.P., CVC European
Equity Partners (Jersey) L.P., Capital Ventures Nominees Limited,
Citicorp Capital Investors Europe Limited, Valiant Investments
B.V., Finatrench (France) S.A., Haefely Trench S.A., Trench Holding
A.G., Haefely Holding A.G., Haefely Trench A.G., Haefely Trench MWB
GmbH, Haefely Trench A.G., Trench GmbH, Trench Inc., Trench
Corporation and BBA Canada Limited

3.1 Agreement for the Sale and Purchase of the issued share capital of (1)
the Haefely Trench group of companies, dated September 15, 1997,
between BBA Group PLC, BBA Properties Limited, BBA Overseas
Holdings Limited, BBA France S.A., The Guthrie Corporation Limited,
Valiant Investments B.V., Trench GmbH, Finatrench France S.A. and
Trench Holding AG

3.2 Environmental Deed of Indemnity, dated September 15, 1997, between (1)
BBA Group PLC, BBA Properties Limited, BBA Overseas Holdings
Limited, BBA France S.A., The Guthrie Corporation Limited, Valiant
Investments B.V., Trench GmbH, Finatrench France S.A. and Trench
Holding AG

3.3 Letter of Employment, dated September 15, 1997, from Trench Inc. to (1)
Ron Montgomery

3.4 Letter of Employment, dated September 15, 1997, from Trench Inc. to (1)
Allan Finn

3.5 Letter of Employment, dated September 15, 1997, from Trench Inc. to (1)
John Finlay

3.6 Asset Purchase Agreement dated July 1, 1999 by and between Haefely Test (1)
AG, a Swiss Corporation and Trench Switzerland AG, a Swiss Corporation.

4.1 Facilities Agreement in relation to a US$25,000,000 Term Facility and a (1)
US$25,000,000 Revolving Credit Facility between Trench Electric Holding
BV as parent along with Original Borrowers and Guarantors and Charging
Companies and CIBC World Markets Plc., dated April 18, 2000.

4.2 Asset Sale and Purchase Agreement dated April 18, 2000 by and between
VA Tech Reyrolle Limited, VA Tech Properties (UK) Limited, VA Tech
Elin Service B.V., Trench (UK) Limited and Trench Limited.

4.3 CVT Base Box Technology Head-Licence Agreement dated March 3, 2000
by and between Trench Limited, Shanghai Instrument Transformer Works
and Shanghai Sitico International Trading Company

4.4 Bushing Technology Head-Licence Agreement dated March 3, 2000 by and
between Trench Switzerland AG, Shanghai Instrument Transformer Works
and Shanghai Sitico International Trading Company

4.5   Restated Articles of Association for MWB (Shanghai) Co., Ltd. to be renamed Trench China Ltd. dated April 7, 2000.

4.6   Restated Equity Joint Venture Contract for MWB (Shanghai) Co., Ltd. to be renamed Trench China Ltd. dated April 7, 2000 among Shanghai Instrument Transformer Works, Trench Germany GmbH, Trench Switzerland AG, and Trench Limited.

4.7   Agreement to amend the Joint Venture Contract, Articles of Association and Related Agreement of Fushun Reyrolle Bushing Company Limited dated April 21, 2001.

4.8   Equity Transfer Agreement to increase the shareholding in Trench Fushun Bushing Co. Ltd dated December 12, 2002

4.9   Shunt Reactor Technology Head Licence Agreement dated April 16, 2002 by and between Trench Limited, Shanghai Instrument Transformer Works Co. Ltd., and MWB (Shanghai) Co. Ltd.

4.10   Series Reactor Technology Head Licence Agreement dated April 16, 2002 by and between Trench Limited, Shanghai Instrument Transformer Works Co. Ltd., and MWB (Shanghai) Co. Ltd.

4.11   Line Trap Technology Head Licence Agreement dated April 16, 2002 by and between Trench Limited, Shanghai Instrument Transformer Works Co. Ltd., and MWB (Shanghai) Co. Ltd.

4.12   Amendment to the Articles of Association for MWB (Shanghai) Co. Ltd. dated April 13, 2002

4.13   Fushun joint Venture Contract dated September 27, 2002

4.14   CIBC World Markets PLC Covenant Amendment and Waivers with Trench, dated November 29, 2000

4.15   CIBC World Markets PLC Covenant Amendment and Waivers with Trench, dated January 12, 2001

4.16   CIBC World Markets PLC Covenant Amendment and Waivers with Trench, dated July 12, 2001

4.17   CIBC World Markets PLC Covenant Amendment and Waivers with Trench, dated March 7, 2002

4.18   CIBC World Markets PLC Covenant Amendment and Waivers with Trench, dated September 9, 2002

4.19   CIBC World Markets PLC Covenant Amendment and Waivers with Trench, dated November 6, 2002

4.20   CIBC World Markets PLC Covenant Amendment and Waivers with Trench, dated November 7, 2002

4.21   CIBC World Markets PLC Covenant Amendment and Waivers with Trench, dated March 21, 2003

4.22   Know-How License Agreement dated June 11, 2003 by and between Trench Austria GmbH and HIGHVOLT Prüftechnik Dresden GmbH

4.23   CIBC World Markets PLC Covenant Waiver with Trench, dated March 24, 2004

10.1   Code of Ethics dated February 4, 2003

10.2   Trench Electric BV Remuneration Committee Charter, dated March 23, 2004

10.3   Trench Electric BV Audit Committee Charter, dated February 4, 2003

31.1   Certification of Form 20-F Equivalent for the year ended December 31, 2003 signed by Michael J. Bissell, dated March 24, 2004

31.2   Certification of Form 20-F Equivalent for the year ended December 31, 2003 signed by Howard Poulson, dated March 24, 2004

_____

(1) Incorporated by reference to the Company's Form F-4 Registration Statement No. 333-8334

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

Index to Financial Statements

Other information

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
TRENCH ELECTRIC B.V.

We have audited the accompanying consolidated balance sheets of Trench Electric B.V. and its subsidiaries (the “Group”) as of December 31, 2003 and 2002 and related consolidated statements of income (loss) and comprehensive income (loss), of shareholder's equity and of cash flows for each of the three years ended December 31, 2003. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Group's financial statements do not disclose certain segment information required by FAS 131, including information about countries in which the Group earns revenues and holds assets, and information on income before taxes, extraordinary items and minority interests. In our opinion, disclosure of this information is required by accounting principles generally accepted in the United States of America.

In our opinion, except for the omission of the information discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for the three years ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the Consolidated Financial Statements, effective January 1, 2002 Trench Electric B.V. ceased amortizing goodwill in accordance with the requirements of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Leeds, United Kingdom
March 23, 2004

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of U.S. dollars, except for share information)

	Dec. 31, 2003	Dec. 31, 2002
ASSETS		
Current assets		
Cash and cash equivalents..	$ 31,081	$ 15,422
Trade accounts receivable — net of allowance of $2,065 (2002 — $1,751)	70,194	67,266
Inventories, net *(note 4)*	48,763	39,888
Prepayments..	1,706	643
Deferred income tax *(note 8)*	701	362
Other current assets..	5,971	4,518
Total current assets	158,416	128,099
Property, plant and equipment *(note 5)*	80,968	71,215
Intangible asset — net of accumulated amortization of $13 (2002 — $nil) *(note 6)*	1,435	—
Goodwill *(notes 3 and 7)*..	148,835	123,910
Prepaid pension *(note 11)*..	287	252
Deferred financing costs — net of accumulated amortization of $13,211 (2002 — $9,615)	4,000	4,720
Deferred income tax *(note 8)*	14,807	11,709
Long-term receivables...	4,718	5,735
Other assets	23	80
Total assets	$413,489	$345,720
LIABILITIES		
Current liabilities		
Bank indebtedness *(note 9)*	$ —	$ 5,808
Trade accounts payable	44,147	27,355
Accrued liabilities *(note 10)*...	28,212	25,602
Advance billings	8,386	6,082
Due to parent *(note 8)*	11,165	6,103
Income tax payable	3,579	3,307
Deferred income tax *(note 8)*	92	180
Current portion of obligation under capital lease *(note 13)*	309	557
Current portion of long-term debt *(note 9)*...	13,695	13,286
Total current liabilities	109,585	88,280
Long-term portion of obligation under capital lease *(note 13)*	544	119
Long-term debt *(note 9)*	160,751	166,050
Pension and post-retirement benefits *(notes 11 and 12)*...........................	21,309	16,587
Deferred income tax *(note 8)*	15,045	12,087
Other liabilities *(note 14)*	13,113	12,090
Total liabilities	320,347	295,213
Contingencies and commitments *(note 13)*		
Minority interest	11,639	8,698
SHAREHOLDER'S EQUITY		
Share capital		
Authorized (200,000 common shares of one Dutch Guilder (0.45 €) each, Issued and outstanding 40,000 common shares of one Dutch Guilder (0.45 €) each)	20	20
Additional paid in capital	75,694	75,694
Accumulated other comprehensive income (loss).......................................	3,749	(2,922)
Retained earnings (Accumulated deficit)	2,040	(30,983)
Total shareholder's equity	81,503	41,809
Total liabilities and shareholder's equity	$413,489	$345,720

The accompanying notes are an integral part of these consolidated financial statements.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(expressed in thousands of U.S. dollars except per share data)

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Sales...	$ 279,542	$ 255,886	$ 224,256
Cost of sales...	190,134	177,208	160,781
Gross profit..	89,408	78,678	63,475
Selling, general and administrative expenses..	46,911	46,082	46,328
Restructuring	1,522	—	—
Gain on sale of assets.................................	(905)	(755)	—
Operating income..	41,880	33,351	17,147
Foreign exchange (gains) losses	(26,288)	(2,293)	9,102
Interest expense and other.......................................	19,551	19,638	19,918
Income (loss) before income taxes and minority interest...............................	48,617	16,006	(11,873)
Provision for income taxes *(note 8)*	8,763	6,765	2,162
Income (loss) before minority interest	39,854	9,241	(14,035)
Minority interest	4,886	2,759	1,192
Net income (loss) for the period	34,968	6,482	(15,227)
Minimum pension liability adjustment, net of tax ..	(389)	(285)	114
Foreign currency translation adjustment.................	7,060	12,889	(614)
Comprehensive income (loss) for the period..	$ 41,639	$ 19,086	$ (15,727)
Basic and diluted earnings per share:			
Earnings (loss) per common share	$ 874.20	$ 162.05	$ (380.68)
Weighted average number of shares	40,000	40,000	40,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

(expressed in thousands of U.S. dollars except for issued shares)

	Issued shares	Share capital	Additional paid in capital	Accumulated other comprehensive income (expense)	Accumulated deficit	Total shareholder's equity
Balance — December 31, 2000.........	40,000	$ 20	$ 75,694	$ (15,026)	$ (21,544)	$ 39,144
Net loss for the year.............................	—	—	—	—	(15,227)	(15,227)
Minimum pension liability adjustment.	—	—	—	114	—	114
Foreign currency cumulative translation adjustment...........................	—	—	—	(614)	—	(614)
Balance — December 31, 2001.........	40,000	$ 20	$ 75,694	$ (15,526)	$ (36,771)	$ 23,417
Net income for the year	—	—	—	—	6,482	6,482
Dividends paid out to minority interests	—	—	—	—	(694)	(694)
Minimum pension liability adjustment.	—	—	—	(285)	—	(285)
Foreign currency cumulative translation adjustment...........................	—	—	—	12,889	—	12,889
Balance — December 31, 2002.........	40,000	$ 20	$ 75,694	$ (2,922)	$ (30,983)	$ 41,809
Net income for the year	—	—	—	—	34,968	34,968
Dividends paid out to minority interests	—	—	—	—	(1,945)	(1,945)
Minimum pension liability adjustment.	—	—	—	(389)	—	(389)
Foreign currency cumulative translation adjustment...........................	—	—	—	7,060	—	7,060
Balance — December 31, 2003.........	40,000	$ 20	$ 75,694	$ 3,749	$ 2,040	$ 81,503

The accompanying notes are an integral part of these consolidated financial statements.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of U.S. dollars)

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Cash provided by (used in)			
OPERATING ACTIVITIES			
Net income (loss) for the period..................................	$ 34,968	$ 6,482	$(15,227)
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interest..	4,886	2,759	1,192
Depreciation of property, plant and equipment.........	8,093	6,990	6,925
Amortization of goodwill..	—	—	3,487
Loss on disposal of property, plant and equipment...	45	263	—
Loss on investment writedown.................................	67	—	—
Gain on sale of assets...	(905)	(781)	(58)
Amortization of deferred financing costs and other non-cash interest....................................	1,650	1,455	1,197
Unrealized exchange (gain) loss on long-term debt and bank indebtedness	(29,141)	(3,665)	9,302
Changes in non-cash working capital and other non-cash items (*note 16*)	17,026	324	(4,035)
	$ 36,689	$ 13,827	$ 2,783
INVESTING ACTIVITIES			
Acquisitions, net of acquired cash (*note 3*)	$ —	$ (952)	$ (2,232)
Purchase of property, plant and equipment	(9,688)	(5,190)	(7,725)
Purchase of intangible assets.....................................	(1,196)	—	—
Proceeds on sale of assets	2,356	850	—
Proceeds on sale of technology	1,000	5,000	—
Proceeds on disposal of property, plant and equipment...	—	1	452
	$ (7,528)	$ (291)	$ (9,505)
FINANCING ACTIVITIES			
Payments on revolving credit facility with CIBC — net..	$ (5,842)	$ (5,840)	$ —
Proceeds from revolving credit facility with CIBC — net..	—	—	557
Proceeds from short-term debt...................................	164	362	—
Payments on short-term debt......................................	(526)	—	—
Payments on long-term debt.......................................	(6,352)	(3,769)	(3,603)
Proceeds from capital leases	676	—	967
Payments on capital leases...	(613)	(532)	—
Dividends paid to joint venture partner.......................	(1,945)	(694)	—
	$(14,438)	$(10,473)	$ (2,079)
Effect of exchange rate changes on cash	$ 936	$ 630	$ 11
Increase (decrease) in cash and cash equivalents during the period	15,659	3,693	(8,790)
Cash and cash equivalents — Beginning of period	15,422	11,729	20,519
Cash and cash equivalents — End of period..........	$ 31,081	$ 15,422	$ 11,729
Supplemental disclosures:			
Cash paid during the period for:			
Income taxes	$ 6,117	$ 6,032	$ 1,337
Interest	$ 17,901	$ 18,183	$ 18,640

The accompanying notes are an integral part of these consolidated financial statements.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in thousands of U.S. dollars unless stated otherwise)

1. FORMATION AND BASIS OF PRESENTATION

Trench Electric B.V. ("the Company"), incorporated in the Netherlands, is a multinational manufacturing and engineering group with our major operations in Austria, Brasil, Canada, China, England, France, Germany and Switzerland. Trench Electric B.V. and its subsidiary companies (collectively "the Group") manufacture electrical Transmission and Distribution equipment that transforms, regulates, conditions and measures electricity for utilities and industrial customers.

In this Form 20-F Equivalent, unless the context otherwise requires, we have used "Group", "Trench", "We" or "Our" to mean Trench Electric B.V. ("Trench Electric") together with its direct or indirect subsidiaries and their predecessor companies. "Company" refers to the stand-alone Trench Electric B.V.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of Trench Electric B.V. and all of our subsidiaries (together the "Group"). All significant inter-company items are eliminated in consolidation. Entities which are not controlled but over which we have the ability to exercise significant influence are accounted for using the equity method. Businesses acquired during the financial period have been fully consolidated using the purchase method from the date the responsibility for the operations was transferred to us.

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency

Translation gains and losses result from the effect of exchange rate changes on transactions denominated in currencies other than the operating entities' local currencies. Gains and losses on those transactions are included in the income statement for the period in which exchange rates change.

For operations with functional currencies other than the U.S. dollar, all assets and liabilities are translated into U.S. dollars at the exchange rates prevailing at the balance sheet date, equity at historical rates and all income and expenses are translated at the average exchange rates prevailing during the period. The resulting translation adjustments are recorded as a component of other comprehensive income (loss).

Revenue recognition

The timing of our revenue recognition for sales of electrical equipment depends on the nature of each sales contract. When sales contracts include substantive customer acceptance clauses, we recognize revenue when customers have acknowledged acceptance of the equipment. When sales contracts do not include substantive customer acceptance clauses, we recognize revenue when the terms of the contract with the customer have been substantially met (i.e. when control is transferred to the customer).

We also recognize revenue on certain bill and hold arrangements with our customers. The recognition of such revenue is conditional upon: such arrangements are requested in writing by our customers, and include a fixed delivery date; equipment held for customers is segregated from other inventory, cannot be used to fill other customer orders and is complete and ready for shipment; the transfer of control and risk of loss for such equipment pass to the customer prior to delivery; and we do not retain any specific performance obligations related to this equipment such that the earnings process is not complete. We and others in our industry normally engage in this practice when, for example, certain larger installations may not be ready to accept goods as initially scheduled due to construction delays.

Shipping costs are expensed in the "cost of sales" line in the income statement.

Cash and cash equivalents

Cash and cash equivalents include bank deposits and term deposits at varying rates of interest and with original maturities less than ninety days.

Inventories

Inventories include materials, labor and an allocation of overhead. Inventories are stated at the lower of cost, determined on a first-in, first-out basis, and either replacement cost for raw materials or net realizable value for work-in-process and finished goods.

Property, plant and equipment

Property, plant and equipment are stated at cost net of accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets on a straight-line basis, using the following annual rates:

Buildings	2.5% — 10%
Machinery and equipment	6.5% — 33.3%

Intangible Assets

Intangible assets are stated at cost net of accumulated depreciation. Amortization is provided over the estimated useful lives of the assets on a straight-line basis, using the following useful life:

Intellectual property	10 years

Goodwill

Up to 2001, goodwill arising from purchase business combinations was amortized over a range of ten to forty years on a straight-line basis. The estimated useful life of goodwill varied depending on the nature of each acquisition.

Effective January 1, 2002, we have followed the requirements of FAS 142, Goodwill and Other Intangible Assets, which requires that goodwill not be amortized but tested at least annually for impairment. Please refer to note 7 for more information.

Deferred financing costs

Deferred financing costs are amortized over the expected life of the related debt on a straight-line basis and form part of total interest expense.

Impairment of long-lived assets

We regularly evaluate whether events or circumstances have occurred that indicate that the carrying amount of long-lived assets may not be recoverable. When factors indicate possible impairment, we recognize an impairment loss if the sum of the expected future undiscounted and without interest charges cash flow is less than the carrying amount of the asset. The amount of the impairment loss would be the difference between the fair value of the respective asset and our carrying amount.

We regularly evaluate the realizability of long-lived assets based on projected undiscounted cash flows and operating income. Effective January 1, 2002, we have followed the requirements of FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Research and development

Research and development expenses, comprising employee costs and overheads, are charged to the statement of income as incurred. Research and development expenses for the years ended December 31, 2003, 2002 and 2001 were $5,212, $4,474 and $3,538, respectively.

Asset retirement

On January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 143 sets forth how companies must account for the costs of removal of long-lived assets when those assets are no longer used in a company's business, but only if a company is legally required to remove such assets. FAS 143 requires that companies record the fair value of the costs of removal in the period in which the obligations are incurred and capitalize that amount as part of the book value of the long-lived asset. To determine whether we have a legal obligation to remove our long-lived assets, we reviewed the relevant laws and contracts including leases applicable to our subsidiaries. Based on this review, we concluded that there may be a minor cost to bring certain leasehold properties back to the required state as per the lease contract. We believe that this standard does not have a material impact on our financial position or results of operations.

Income taxes

Income taxes have been provided using the full liability method whereby current tax liabilities or assets are recognized for the estimated taxes payable or refundable tax for the current year and deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carry forwards. Current and deferred tax liabilities and assets are measured based on provisions of the enacted tax laws. We record valuation allowances against deferred tax assets where we do not expect such assets to be realized.

Financial instruments

Our financial instruments recorded on the consolidated balance sheet include cash, accounts receivable, accounts payable, accrued liabilities and debt obligations. The book values of cash, accounts receivable and payable, advance billings, accrued liabilities, due to parent and bank indebtedness are considered to be representative of fair values because of the short-term to maturity of these instruments. The fair values of the long-term debt are based on rates available to us for debt with similar terms and maturities.

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) as amended by FAS 137 and FAS 138 and as interpreted by the Derivatives Implementation Group, was adopted by us effective as of January 1, 2001. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. FAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

Certain contracts that meet the definition of a derivative under FAS 133 may qualify as a normal purchase or a normal sale. A normal purchase or a normal sale is excluded from the scope of FAS 133. Specific criteria must be met and documented in order for a contract that would otherwise be regarded as a derivative to qualify as a normal purchase or normal sale. We have evaluated all commodity contracts to determine if they meet the definition of a derivative and qualify as a normal purchase or normal sale.

We did not designate any of our derivatives as qualifying hedge instruments under FAS 133 and accordingly recorded the cumulative effect of adopting FAS 133 at January 1, 2001. We have not subsequently designated any of our derivatives as qualifying hedge instruments under FAS 133. Gains and losses related to the fair value adjustment of all derivative instruments are classified in the consolidated statement of income under currency gains and cash flows in the net income (loss) figure in accordance with the earnings treatment of the hedged transaction.

We evaluated our contracts for "embedded" derivatives, and considered whether any embedded derivatives would have to be bifurcated, or separated, from the host contracts in accordance with FAS 133 requirements.

We occasionally enter into foreign currency forward contracts to manage foreign currency exposures related to sales to foreign customers. These contracts are designed to hedge firm commitments to pay European, Asian and North American currencies within a two-year period. The maturities of these contracts are planned to coincide with the receipts of the foreign funds. Recognition of gains and losses on the foreign exchange contracts are deferred until settlement of the particular transaction being hedged. The gains and losses on the contracts offset losses and gains of the transactions being hedged, resulting in protection from the risks of foreign exchange movements for those transactions and the avoidance of losses affecting results of operations. There were no derivative financial instruments in our Company in 2003. Gains and losses related to the derivative financial instruments for the year ended December 31, 2002 were included within the respective line items within the consolidated statement of income and cash flows to which the item being hedged relates. See Note 17 for discussion of our strategy and objectives for the use of derivative instruments.

Concentration of credit risk

Financial instruments that potentially subject us to credit risk are trade accounts receivable and foreign exchange contracts. Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers comprising our customer base and the breakdown of the customer base among geographical areas. We are exposed to credit risk with respect to foreign exchange contracts in the event of non-performance by the counterparties to these financial instruments, which are major financial institutions. Management believes the likelihood of incurring material losses related to this credit risk is remote.

Other comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles in the United States of America are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to shareholder's equity. Our other comprehensive income is comprised of cumulative foreign currency translation adjustments and minimum pension liabilities adjustments.

Prior year comparatives

Certain reclassifications have been made to the consolidated financial statements for the prior periods presented to conform with the December 31, 2003 presentation.

Recent accounting pronouncements

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be combined by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. In December 2003, the FASB issued FASB Interpretation 46(R), Consolidation of Variable Interest Entities. FIN 46(R) replaces FIN 46 and clarifies the accounting for interests in variable interest entities. FIN 46(R) should be applied to entities considered to be Special Purpose Entities (SPE's) no later than the end of the first reporting period after December 15, 2003 and by the end of the first reporting period that ends after March 15, 2004 to entities other than SPE's. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We believe that this standard does not have a material impact on our financial position or results of operations.

In April 2003, FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement amends Statement 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to Statement 133, (2) in connection with other Board projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, the meaning of an "underlying," and the characteristics of a derivative that contains financing components. This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. In addition, with certain exceptions, all provisions of this Statement should be applied prospectively. We believe that this standard does not have a material impact on our financial position or results of operations.

In May 2003, FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." FAS 150 establishes standards for how an issuer classifies and measures in its balance sheet certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We believe that this standard does not have a material impact on our financial position or results of operations.

3. ACQUISITIONS

On December 12, 2002, we completed the acquisition of an additional 14.6% share in the Trench Fushun Bushing Co. Ltd ("Fushun"), previously known as Fushun Reyrolle Bushing Co. Ltd, by Trench Limited in Canada. This brought our total investment in the Fushun joint venture to 65%. The excess of the purchase price over the fair value of identifiable net assets was $339 and represented goodwill.

Effective November 26, 2001, we completed the acquisition, which began in April 2000, of the 50.4% voting equity interests consisting of 1,699 common shares in the Fushun Reyrolle Bushing Co. Ltd joint venture from VA Tech. On April 21, 2001, Trench UK signed agreements with VA Tech and Fushun Electric Porcelain Works ("Fushun Electric"), pursuant to which Trench UK would acquire VA Tech's 50.4% equity interest in Fushun Reyrolle Bushing Co. Ltd, a joint venture company organized under the laws of the People's Republic of China and owned jointly by VA Tech and Fushun Electric, for a purchase price of approximately £1 million ($1,454). The excess of the purchase price over the fair value of identifiable fixed assets was $69 and represented goodwill.

Net assets acquired	
Cash and cash equivalents	$ 321
Accounts receivable	3,362
Inventories	1,241
Property, plant and equipment	2,887
Goodwill (including transaction costs of $40)	69
Accounts payable and other current liabilities	(3,560)
Term loans	(1,502)
Minority interest of JV partner	(1,364)
Net assets acquired	$ 1,454
Consideration	
Cash	$ 1,454

The main objective of the purchase was to expand the Trench presence in the growing Chinese market. The Fushun joint venture's results are consolidated within our group's results.

4. INVENTORIES

Inventories by major category were as follows at:

	Dec. 31 2003	Dec. 31 2002
Raw materials	$ 26,449	$ 23,202
Work-in-process	17,121	11,881
Finished goods	7,978	6,696
	51,548	41,779
Less: provision	2,785	1,891
	$ 48,763	$ 39,888

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment was as follows at:

	Dec. 31 2003	Dec. 31 2002
Land	$ 25,350	$ 22,279
Buildings	36,517	33,547
Machinery and equipment	63,331	47,003
	125,198	102,829
Less: accumulated depreciation	44,230	31,614
	$ 80,968	$ 71,215

Continuity:	Dec. 31 2003
Opening net book value	$ 71,215
Exchange on opening book value................	9,985
Adjusted opening balance............................	81,200
Additions..	9,688
Disposals..	(1,496)
Depreciation...	(8,093)
Exchange on depreciation, additions and disposals	(331)
Ending net book value	$ 80,968

6. INTANGIBLE ASSET

Intangible asset was as follows at:

	Dec. 31 2003
Intellectual property	$ 1,448
Less: accumulated amortization	13
	$ 1,435

During the year, our Austrian subsidiary purchased intellectual property. The expected annual amortization is expected to be $145, subject to foreign currency fluctuations.

7. GOODWILL

Goodwill was as follows at:

	Dec. 31 2003	Dec. 31 2002
Goodwill...	$ 167,456	$ 139,252
Less: accumulated amortization	18,621	15,342
	$ 148,835	$ 123,910

Continuity:	Dec. 31 2003
Opening book value	$123,910
Exchange..	24,925
Ending net book value	$148,835

According to FAS 142, goodwill and intangible assets with indefinite lives are no longer subject to amortization, but rather an annual assessment of impairment by applying a fair value based test. The statement requires a test for impairment to be performed annually, or immediately if conditions indicate that such an impairment could exist.

We adopted the statement effective January 1, 2002. As a result of adopting FAS 142 we no longer record goodwill amortization. We have completed the transitional and annual goodwill impairment tests as required under FAS 142 and no impairment was identified.

The following table provides the comparable effects of the adoption of FAS 142 for the period ended December 31, 2003, 2002 and 2001. In 2003 and 2002, the reported net income figure is without any goodwill amortization, whereas in 2001 the reported net income figure is net of goodwill amortization.

(in thousands, except per share data)

	2003	2002	2001
Net income (loss), after goodwill amortization as presented	$ 34,968	$ 6,482	$ (15,227)
Add back: goodwill amortization (none in 2003 and 2002)	-	-	3,487
Net income (loss) before goodwill amortization	$ 34,968	$ 6,482	$ (11,740)
Basic and diluted earnings (loss) per share:			
Income (loss) per common share before			
minority interest, after goodwill amortization	$ 996.35	$ 231.03	$ (350.88)
Add back: goodwill amortization	-	-	87.18
Net income (loss) per share before minority interest	$ 996.35	$ 231.03	$ (263.70)
Net income (loss) per common share,			
before change in accounting principle	$ 874.20	$ 162.05	$ (380.68)
Add back: goodwill amortization	-	-	87.18
Net income (loss) per common share before goodwill amortization	$ 874.20	$ 162.05	$ (293.50)

8. INCOME TAXES

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Current	$ 8,056	$ 5,529	$ 4,519
Deferred	707	1,236	(2,357)
Total provision for income taxes	$ 8,763	$ 6,765	$ 2,162

Substantially all of our results of operations are generated outside of the Netherlands. Trench Electric B.V. ("TEBV") and our parent company file a consolidated tax return in The Netherlands. Included in the tax provision is $1,583 (2002 - $1,477) in respect of TEBV, which has been computed as if TEBV were a separate taxpayer (the separate return method). Of the total current provision of $8,056 (2002 - $5,529), current income taxes in the amount of $1,583 (2002- $1,477) have been reflected as a component of "due to parent" on the balance sheet as TEBV's profits are shielded by the parent company's losses for tax purposes.

The following summarizes the recognition of income tax expense using a weighted average income tax rate (as a reference point only in that there is no single jurisdiction in which we operate that is predominant or for which there is a more appropriate rate) compared with our actual income tax expense. The weighted average rate has been determined based on the proportion of the statutory rate in each jurisdiction to the income before tax attributable to each jurisdiction.

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Tax provision at weighted average statutory rate (2003 – 27.27%, 2002 – 26.08%, 2001 –29.51%)	$13,364	$ 4,174	$ (3,856)
Effects of specific rate differences from weighted average statutory rate	(1,253)	(670)	(625)
Non-deductible goodwill..............................	-	-	1,503
Non taxable portion of foreign exchange gains and losses	(4,995)	(230)	2,648
Valuation allowance for loss carryforward...	(1,384)	1,990	17
Other...	3,031	1,501	2,475
Total provision for income taxes	$ 8,763	$ 6,765	$ 2,162
Effective tax rate	18%	42%	18%

The significant components of deferred income tax are as follows at:

	Dec. 31 2003	Dec. 31 2002
Current deferred income tax asset		
Warranty	$ 496	$ 362
Other	205	-
	701	362
Non-current deferred income tax asset		
Loss carryforwards...	15,024	15,654
Pension and post-retirement benefits	3,801	2,152
Deferred income	2,122	593
Other	1,427	1,162
	23,075	19,923
Less: valuation allowance	(7,567)	(7,852)
Total deferred income tax asset	$ 15,508	$ 12,071
Current deferred income tax liability		
Warranty	(42)	(147)
Other	(50)	(33)
	(92)	(180)
Non-current deferred income tax liability		
Fixed assets	(9,815)	(8,847)
Unrealized foreign exchange adjustments	(2,451)	(848)
Other	(2,779)	(2,392)
Total deferred income tax liability..	$ (15,137)	$ (12,267)
Net deferred income tax asset/(liability)....................................	$ 371	$ (196)

The loss carry forwards relate primarily to our French, German and Swiss subsidiaries. These loss carry forwards are available to reduce taxes otherwise payable. We have net operating loss carry forwards of approximately $48,190 (2002 - $48,898) at December 31, 2003 which expire as follows:

2006..........................	509
2007..........................	13,855
2008..........................	1,551
Indefinite	32,275
Total	$ 48,190

FAS 109 requires that deferred income tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred income tax asset will not be realized. The net valuation allowance against the deferred income tax asset decreased by $285 in 2003 (2002 – increase by $923). The valuation allowance recorded by us is in respect of the loss carry forwards after giving consideration to the uncertainty associated with our ability to realize the benefit of the loss carry forwards in future years.

Cumulative undistributed earnings of foreign subsidiaries approximated $65,405 at December 31, 2003 (2002 - $32,796). Such earnings are expected to be reinvested indefinitely. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable. While there are no specific plans to remit the undistributed earnings in the immediate future, where economically appropriate to do so, such earnings may be remitted.

9. LONG-TERM DEBT AND BANK INDEBTEDNESS

Long-term debt consists of the following at:

	Dec. 31 2003	Dec. 31 2002	Currency Denomination
10 ¼% Senior subordinated notes...	$ 150,915	$ 150,915	U.S. dollars
CIBC World Markets Plc			
Term Facility	14,421	18,537	U.S. dollars/Euros/ Pounds Sterling
Other			
ICBC Bank Shanghai Branch	5,999	7,207	Chinese renminbis
Bank of China..	946	1,864	Chinese renminbis
Agence Rhin Meuse	836	692	Euros
SEC (Shanghai Electric Company) Finance Company	1,329	121	Chinese renminbis
Total long-term debt..	174,446	179,336	
Less: current portion of long-term debt	13,695	13,286	
Non-current portion of long-term debt	$ 160,751	$ 166,050	

Interest payments on the Senior Subordinated Notes, which are repayable on December 15, 2007, are due on June 15 and December 15 of each year. The Senior Subordinated Notes are redeemable at the option of the issuers, Trench Electric S.A. (Luxembourg) and Trench Inc. (Canada), in whole or in part upon the occurrence of certain events. The Senior Subordinated Notes are subordinated in right of payment to existing and future senior indebtedness of the issuers and the Group, including the term facilities noted above. The Senior Subordinated Notes are fully and unconditionally guaranteed by us and our subsidiaries other than our French subsidiary, Trench France S.A. its parent, Finatrench (France) S.A., the Chinese joint ventures, Valtimon Holding BV and Trench Brasil Ltda. The bond indenture includes certain covenants that, among other things, limit or otherwise affect the incurrence of additional indebtedness by us and certain of our subsidiaries; the payment of dividends and other restricted payments; transactions with affiliates; the sale or issuance of certain subsidiaries' capital stock and preferred stock; the creation of restrictions on distributions from certain subsidiaries; asset sales; other senior subordinated indebtedness; the incurrence of liens and sale/leaseback transactions; and mergers, or consolidations.

The Facility Agreement covenants comprise: EBITDA to Net cash interest payable; Cash flow to Debt service; Net debt to EBITDA; Adjusted net worth; and separate annual capital expenditure thresholds for Shanghai and non-Shanghai operations. At December 31, 2003 Trench has exceeded the permitted threshold for Shanghai capital expenditure by $91 following the early delivery (in late December 2003) of certain assets which will be brought into use in 2004. Trench has received a waiver in this regard from the Banks. In all other respects Trench has complied with the above financial covenants. Having taken account of waiver and amendment letters received from our Senior Lenders, we anticipate remaining in compliance with those covenants. The amendments permitted us to take the entire gain of approximately $5.5 million over the six quarters ending March 2002 (for covenant calculation purposes only) on the sale in 2000 of certain instrument transformer and bushings technologies in connection with our Shanghai operation. This amendment was consented to on the basis that substantially all of the gain has already been realized in cash. Similarly, we have obtained an amendment letter from our Senior Lenders to allow us to recognize (for covenant purposes only) the $10 million gain from the sale of certain coil technologies in 2002 in connection with our Shanghai operation on an accelerated basis to the end of December 31, 2006. Under U.S. GAAP both of these gains will be recognized over the life of the licensing agreement (10 years).

In addition, our Senior Lenders agreed to increase the headroom available to us within the financial covenants for the interest coverage and the leverage ratios from 31st March 2003 to 31st December 2005. For the avoidance of doubt no changes have been made to the Net Worth covenant or the Cash Flow to Debt Service covenant.

Also, our Senior Lenders agreed that both the cash costs and the profit and loss write-offs associated with the reorganization in Switzerland in 2000 and 2001 can be excluded from all covenant calculations as originally defined. Items associated with the reorganization in Switzerland have been subject to separate additional covenant tests.

The amendments also create additional flexibility under our capital expenditures covenant in connection with the capital expenditures in China. The original capital expenditure covenant was set prior to Trench China, in Shanghai being consolidated into the Group results.

Notwithstanding the foregoing, there can be no guarantee that we will remain in compliance with our financial covenants. Failure to remain in compliance, or to obtain additional amendments, would have a material adverse effect on our liquidity.

In April, 2000, our debt was refinanced by means of senior debt arranged by CIBC World Markets plc ("CIBC"). The senior facilities are collateralized by fixed and floating charges on all our assets and shares and upstream, cross and downstream guarantees.

The CIBC Term loan is denominated in U.S. dollars, Euros and British pounds and bears interest at LIBOR plus 2%. If certain financial ratios are met, the margin can be reduced to as low as 1.5%. We qualified for the lower rate in 2003. The margin reduced from 2% to 1.75% on May 7, 2003 and then to 1.5% on October 29, 2003.

The loans from ICBC Bank Shanghai Branch bear interest at a rate of 5.31%. The loan from SEC (Shanghai Electric Company) Finance Company bears interest at a rate of 4.78%.

The loans from Bank of China bear interest at a rate of 5.0%.

The loan from Agence Rhin Meuse bears interest at a rate of 0%.

Long-term debt is repayable as follows:

2004	$ 13,695
2005	5,785
2006	3,894
2007	151,072
	$ 174,446

In 2000, CIBC World Markets plc made available a revolving credit facility by way of cash advances at a rate of LIBOR plus 2% and letters of credit not to exceed a maximum of $35,000. The shares of our operating companies, with the exception of Austria, Brasil and the Chinese joint ventures, have been pledged as collateral for the Term Loan and the revolving credit facility. A non-utilization fee of 0.75% per annum (2002 – 0.75%) on the daily unused facility is payable.

As at December 31, 2003, $NIL (2002 — $5,808) had been drawn against this facility and is recorded as bank indebtedness on the balance sheet. The average weighted interest rate on bank indebtedness was 5.0% at December 31, 2003 (2002 – 4.9%).

10. ACCRUED LIABILITIES AND OTHER LIABILITIES

Accrued liabilities and other liabilities were as follows at:

	Dec. 31 2003	Dec. 31 2002
Accrued payroll costs	$ 7,224	$ 5,285
Accrued employee benefits	4,555	3,543
Deferred income	1,847	1,851
Warranty (note 22).................................	3,159	2,729
Accrued interest.....................................	1,072	1,290
Head office cost accruals........................	3,205	3,462
Accrued commissions.............................	2,182	3,287
Payments received on account................	-	467
Other liabilities	4,968	3,688
	$ 28,212	$ 25,602

11. PENSION ASSETS AND LIABILITIES

Certain subsidiaries sponsor, for substantially all employees, defined benefit pension plans. The assets for some of these plans are kept externally, however, in Germany, no independent assets exist for the pension obligations. Where plan assets exist, these have been measured at market value. The benefits under these plans are based primarily on years of service and either final average salary or fixed amounts for each year of service. Plan assets consist principally of publicly traded equity and fixed-income securities.

The funded status of our defined benefit pension plans was as follows at :

	Dec. 31 2003	Dec. 31 2002
Change in benefit obligation		
Benefit obligation — Beginning of year	$ 35,792	$ 32,531
Service costs	1,251	964
Interest costs	2,666	2,207
Amendments	246	-
Net actuarial loss (gain)	3,227	(809)
Employee contributions	565	476
Benefits paid	(1,369)	(1,052)
Exchange effect	8,236	1,475
Benefit obligation — End of year	$ 50,614	$ 35,792
Change in plan assets		
Fair value of plan assets — Beginning of year	$ 19,314	$ 21,056
Actual return on plan assets	2,666	(2,167)
Employer contribution	1,102	234
Employee contribution	565	476
Benefits paid	(821)	(611)
Exchange effect	4,461	326
Fair value of plan assets — End of year	$ 27,287	$ 19,314
Funded status	$ (23,327)	$ (16,478)
Unrecognized actuarial loss	10,413	6,790
Unrecognized prior service cost	415	118
Net amount recognized	$ (12,499)	$ (9,570)
Amounts recognized in the consolidated balance sheet consists of:		
Prepaid benefits cost	$ 287	$ 252
Accrued benefits liability	(12,824)	(9,822)
Minimum pension liability adjustment	(1,472)	(1,050)
Accumulated other comprehensive income	1,510	1,050
Net amount recognized	$ (12,499)	$ (9,570)

The projected benefit obligation and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $50,614 and $27,287, respectively, as at December 31, 2003 (2002 — $35,792 and $19,314, respectively). The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $50,614, $41,011 and $27,287 as at December 31, 2003 (2002 — $11,719, $11,683 and $1,003 respectively).

Assumptions used to develop the net periodic benefits cost for the defined benefit plans were as follows for the years ended:

	Dec. 31 2003	Dec. 31 2002	Dec. 31 2001
Discount rate	6.0%	6.4%	6.6%
Expected return on plan assets	7.5%	7.5%	8.5%
Rate of compensation increase	3.2%	3.2%	3.9%

Prior service costs are amortized over the estimated average remaining service lives of employees.

The components of net periodic benefits cost for the defined benefit plans were as follows for the years ended:

	Dec. 31 2003	Dec. 31 2002	Dec. 31 2001
Components of net periodic benefits cost			
Service cost	$ 1,251	$ 964	$ 970
Interest cost	2,666	2,207	2,091
Expected return on plan assets	(1,658)	(1,606)	(1,852)
Recognized actuarial loss	26	207	7
Amortization of prior service cost	225	10	-
Net periodic benefits cost	$ 2,510	$ 1,782	$ 1,216

In addition, we sponsor defined contribution pension plans covering substantially all of the employees of the Swiss subsidiary, UK subsidiary and French subsidiary. Contributions are determined by matching a percentage of employee contributions. The pension expense for these defined contribution plans for the years ended December 31, 2003, 2002 and 2001 were $490, $859 and $970, respectively.

12. POST-RETIREMENT LIABILITIES

Our Canadian subsidiary provides health care and life insurance benefits to their eligible retired employees, with some of these retirees paying a portion of the related costs. The funded status of the plan was as follows at:

	Dec. 31 2003	Dec. 31 2002
Change in benefit obligation		
Benefit obligation — Beginning of year	$ 2,871	$ 2,278
Service costs	144	116
Interest costs	221	182
Amendments	12	-
Actuarial loss	78	278
Benefits paid	(49)	(19)
Exchange effect	654	36
Benefit obligation — End of year	$ 3,931	$ 2,871
Funded status	$ (3,931)	$ (2,871)
Unrecognized prior service cost	12	-
Unrecognized actuarial loss	484	330
Net amount recognized in the consolidated balance sheet	$ (3,435)	$ (2,541)

All of our post-retirement plans have a projected benefit obligation in excess of plan assets.

Assumptions used to develop the net periodic benefits cost for the post-retirement plans were as follows for the years ended:

	2003	2002	2001
Discount rate	6.2%	6.8%	7.3%
Medical — initial	8.0%	8.0%	3.2%
Medical — ultimate	5.0%	5.0%	3.2%
Years to ultimate	7 yr	6 yr	0 yr
Dental	4.0%	4.0%	3.3%
Sensitivities			
Effect of 1% increase in trend rate			
— Service cost and interest cost	$ 60	$ 50	$ 75
—Accrued post-retirement benefit obligation	508	402	562
Effect of 1% decrease in trend rate			
— Service cost and interest cost	(52)	(47)	(67)
—Accrued post-retirement benefit obligation	(436)	(352)	(454)

The medical and dental assumptions and sensitivities are applicable only to the Canadian obligation.

	Dec. 31 2003	Dec. 31 2002	Dec. 31 2001
Components of net periodic benefits cost			
Service cost	$ 144	$ 116	$ 95
Interest cost	220	182	159
Recognized actuarial cost	4	4	-
Net periodic benefits cost	$ 368	$ 302	$ 254

In addition to the above, our Austrian subsidiary provides severance benefits and jubilee payments to eligible employees. The accrued liability in respect of these benefits was $3,585 as at December 31, 2003 (2002 - $3,174). The charge to income for 2003 was $393 (2002 - $325, 2001 - $472).

13. COMMITMENTS AND CONTINGENCIES

Operating leases
We are committed under various operating leases for buildings, machinery and equipment. The minimum annual payments under these contracts are approximately as follows:

2004	$ 2,943
2005	2,826
2006	2,663
2007	2,582
2008	2,443
2009 and beyond	20,911
	$ 34,368

Operating lease expense for the years ended December 31, 2003, 2002 and 2001 were $2,265, $2,185 and $1,755, respectively. Included in the item "2009 and beyond" is a 11-year land lease commitment for Fushun and a 16.5-year land and building lease commitment for Trench China in Shanghai.

Capital leases
We are committed under various capital leases for plant and equipment. In 2003, the portion of the software, machinery and equipment financed by capital leases is cost of $2,529 (2002 – $1,523), accumulated depreciation of $1,507 (2002 – $694) and a net book value of $1,022 (2002 – $829).

The minimum annual payments under capital leases are approximately as follows:

2004	$ 339
2005	196
2006	205
2007	198
	938
Imputed interest	85
	$ 853

Litigation

In the ordinary course of business, we are the subject of or party to pending or threatened litigation and claims. While it is not possible to predict with certainty the outcome of such matters individually or in the aggregate, management believes that the ultimate results will not have a material adverse effect on our consolidated financial position, results of operations, or liquidity.

Environmental matters

Our facilities are subject to a range of federal, state, local and foreign environmental and occupational health and safety laws, including those laws relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous waste and the remediation of contamination associated with the current and historic use of hazardous substances or materials. If a release of hazardous substances or materials occurs on or from our properties or any off-site disposal location used by us, or if contamination from prior activities is discovered at any of its properties, we may be held liable for the costs of remediation, natural resource damages and associated transaction costs. While the amount of such liability could be material, we devote resources to ensure that our current operations are conducted in a manner that reduces such risks.

We believe that we are currently in compliance with, and not subject to liability under, any environmental laws, except where such non-compliance or liability would not reasonably be expected to have a material adverse effect on our consolidated financial position or results of operations.

14. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities at December 31, 2003 and 2002 include the non-current portion of proceeds received from the joint venture partner, SITW, in Shanghai, China relating to sale of coil, bushing and instrument transformer technology. The amount is net of certain expenses and is being recognized into income on a straight-line basis over a ten-year period.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

15. OTHER MATTERS

Restructuring

In 2003, we announced restructuring plans for both Trench Suisse-France (TSF) and Trench Germany (TG). These restructuring plans aim to improve the long-term competitiveness of TSF and TG in the market. The restructuring includes the termination of 87 jobs (TSF –58, TG –29). As of December 31, 2003, $1,522 has been expensed in the accounts, of which $392 is accrued at the year end.

Trench Suisse-France Restructuring:

A redundancy of 58 positions was announced at Trench Suisse-France in 2003. In accordance with FAS 146, effective for the Group from January 1, 2003, such costs are charged to the income statement as incurred, other than for discretionary amounts which are charged evenly over the period of an employee's remaining service. In 2003, $838 has been charged to "Restructuring" representing payments to employees of $728 and related legal advice and employee consultancy advice of $110.

Trench Germany Restructuring:

A smaller redundancy has been carried out in Germany, and on the same basis, the costs incurred and accrued under FAS 146/112 at December 31, 2003 amounted to $573. There was a reduction in headcount of 14 in 2003 and a planned further reduction of 15 in 2004.

Trench UK Restructuring:

We have accrued $111 for the statutory element of restructuring to be paid in 2004, in respect of 9 employees.

16. CHANGES IN NON-CASH WORKING CAPITAL AND OTHER NON-CASH ITEMS

Changes in non-cash working capital are as follows:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Decrease/(increase) in trade accounts receivable, prepayments and other current assets	$ 1,415	$ 3,415	$ (6,337)
(Increase) decrease in inventories	(2,854)	(353)	253
Increase (decrease) in accounts payable, accrued liabilities and advance billings	14,650	(5,598)	1,728
(Decrease) Increase in income tax payable	(305)	382	1,114
Increase in due to parent	3,559	1,782	1,309
Decrease in pension assets	18	769	170
Increase in pension and post-retirement benefits	1,120	898	78
Decrease in deferred income tax	(380)	(971)	(2,350)
Increase in long-term deferred income and other	(197)	—	—
	$ 17,026	$ 324	$ (4,035)

17. FINANCIAL INSTRUMENTS

During the normal course of business, we are exposed to foreign currency risk. These risks create volatility in earnings and cash flows from period to period. We occasionally make use of derivative instruments to eliminate or limit these risks. Our objective is to reduce the volatility of earnings and cash flows associated with market risks. Derivative instruments held by us are used for hedging and non-speculative purposes.

We have recognized obligations denominated in foreign currencies. We seek to hedge a portion of the foreign currency risk arising from foreign currency-denominated forecasted transactions and certain significant recognized assets and liabilities. Forward contracts are used to fix or protect the exchange rate to be used for designated foreign currency-denominated forecasted transactions. The gains and losses on the derivative contracts offset, to a certain extent, the gains and losses on the transactions being hedged resulting in the avoidance, to a certain extent, of losses affecting our results of operations.

On December 31, 2003, we did not have any contracts to sell foreign currencies. At December 2002, we were committed to sell foreign currencies for proceeds of $256. We did not designate any of our derivatives as qualifying hedge instruments under FAS 133. The cumulative effect of adopting FAS 133 at January 1, 2001, representing the initial revaluation of derivatives as an after tax charge, would have been $56 in net income as a cumulative-effect-type adjustment.

The carrying amounts and fair values of our significant financial instruments were as follows at December 31, 2003 and 2002:

	2003		2002	
	Carrying Amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	$ 31,081	$ 31,081	$ 15,422	$ 15,422
Trade receivables, prepayments and other current assets ..	77,871	77,871	72,427	72,427
Bank indebtedness	—	—	5,808	5,808
Accounts payable, accrued liabilities, advance billings, income tax payable and due to parent	95,489	95,489	68,449	68,449
Long-term debt (including current portion)	174,446	177,464	179,336	141,607
Foreign currency forward contracts	—	—	45	45

Valuation of Derivative Instruments

The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables. We monitor the fair value of derivative instruments on a periodic basis. Foreign currency and commodity forwards are valued using forward rates observed from quoted prices in the relevant markets when possible. We assume parties to long-term contracts are economically rational and will immediately exercise early termination rights if economically beneficial when such rights exist in the contract.

18. SEGMENTED INFORMATION

We operate in one industry segment that designs and manufactures electrical transmission and distribution equipment that transforms, regulates, conditions and measures electricity for utility and industrial customers. Sales, operating income, total assets, purchase of property, plant and equipment, depreciation and goodwill amortization and sales by customer location pertaining to the geographic areas in which we operate are presented below. Product transfers between geographic areas are accounted for based on the estimated fair market value of the products.

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Sales by origin			
American operations	$ 103,483	$ 106,085	$ 102,303
European operations	160,700	143,864	130,140
International operations	54,915	40,963	25,281
Intersegment elimination	(39,556)	(35,026)	(33,468)
	$ 279,542	$ 255,886	$ 224,256
Operating income			
American operations	$ 14,391	$ 17,475	$ 15,588
European operations	10,965	7,680	(2,628)
International operations	16,524	8,196	4,187
	$ 41,880	$ 33,351	$ 17,147
Purchase of property, plant and equipment			
American operations	$ 1,306	$ 1,429	$ 867
European operations	2,564	2,098	3,520
International operations	5,818	1,663	3,338
	$ 9,688	$ 5,190	$ 7,725
Depreciation and goodwill amortization			
American operations	$ 1,160	$ 1,103	$ 3,205
European operations	5,526	4,615	6,273
International operations	1,407	1,272	934
	$ 8,093	$ 6,990	$ 10,412
Sales by customer location			
Americas	$ 84,840	$ 94,722	$ 92,604
Europe	104,734	88,039	86,072
Asia	72,577	61,088	38,928
Other	17,391	12,037	6,652
	$ 279,542	$ 255,886	$ 224,256

	Dec. 31 2003	Dec. 31 2002
Total assets		
American operations	$ 148,100	$ 119,492
European operations	202,194	177,105
International operations	63,195	49,123
	$ 413,489	$ 345,720

19. RELATED PARTY TRANSACTIONS

During the year, we paid $0.8 million (2002 - $0.6 million, 2001 - $0.6 million) in monitoring fees to CVC Capital Partners Limited ("CVC"). The principal shareholders of the parent company are four entities, which are managed or advised by CVC.

During the year, our Chinese subsidiary in Shanghai borrowed $1,329 from a bank, "SEC Finance Company," which is related to our joint venture partner, SITW. The People's Bank of China (PBOC) has approved the SEC Finance Company as an accredited lending institution.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

On May 12, 2003 the $16,070 Floating Rate Notes due 2008 ("vendor loan note") between BBA Properties Limited and Trench Electric Holding BV, the parent of Trench Electric BV, were transferred to Trench LN Holdings S.A., a company registered in Luxembourg. This is considered a related party transaction as certain companies at the TEBV level or below are cross-guaranteeing the loan. The shareholders of Trench LN Holdings S.A. are CVC European Equity Partners L.P., CVC European Equity Partners (Jersey) L.P., Capital Venture Nominees Limited, Citicorp Capital Investors Europe Limited, the Poulson Family Trust, Michael J. Bissell and Allan Finn, all of whom are shareholders or directors in TEHBV. The outstanding value as at December 31, 2003 was $28,471 and the interest rate attaching is 6.09%.

20. NEW ACCOUNTING STANDARD

In December 2003, FASB issued Statement No. 132R, "Employers' Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106." FAS 132R revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers' Accounting for Pensions, No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in FASB Statement No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. This Statement retains the disclosures required by Statement 132, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and required additional information on changes in the benefit obligations and fair values of plan assets. Additional disclosure requirements have been added in response to concerns expressed by users of financial statements; those disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. The provisions of Statement 132 remain in effect until the provisions of this Statement are adopted. Except as noted below, this Statement is effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by this Statement are effective for interim periods beginning after December 15, 2003. Disclosure of information about foreign plans required by paragraphs 5(d), 5(e), 5(g), and 5(k) of this Statement is effective for fiscal years ending after June 15, 2004. All of the Group's pension and post-retirement benefits arise from "foreign plans." The Group is therefore required to present the additional disclosures for its 2004 year. We have not evaluated the impact of FAS 132R and do not intend to early adopt for fiscal 2003.

21. SHARE OPTIONS

During the year ended December 31, 2000, Trench Electric Holdings B.V., the parent company of Trench Electric B.V., approved a new share option scheme, which included in its terms the ability to grant share options to certain employees of Trench Electric B.V. The share options granted under this scheme may only be exercised within a 10 day period preceding the sale or flotation of the Group. These options do not have an expiry date but may not be exercised unless sale or flotation occurs. No compensation cost has been recognized for this scheme for the year ended December 31, 2003 (2002 – nil and 2001 – nil) as it was not considered probable that the future performance criteria would be met as of December 31, 2003. This result is not necessarily indicative of compensation that may be recognized in future years in respect of these options.

As of December 31, 2001 and 2002, there were 3,398 shares under option at a weighted average price of $4.08. During 2003, 1,371 options were exercised at $5.37 (Euro 4.54), which did not result in a compensation charge. No amounts have been recognized in the financial statements of the Company in connection with the issuance, by the Company's parent company, Trench Electric Holdings B.V., of these options.

On March 23, 2004, 152 share options in Trench Electric Holding B.V. were granted to Michael Bissell, a director of Trench Electric Holding B.V., under the scheme that was approved in 2000.

22. GUARANTEES

We extend a variety of financial and product warranty guarantees to third parties. As of December 31, 2003 and 2002 the following were outstanding:

In '000's U.S. Dollars	2003		2002	
	Maximum Potential Payment	Carrying Amount of Liability	Maximum Potential Payment	Carrying Amount of Liability
Financial guarantees:				
CIBC letters of credit and guarantees......................	$ 14,414	$ —	$ 13,879	$ —
Other letters of credit and guarantees......................	7,223	—	6,144	—
	$ 21,637	$ —	$ 20,023	$ —

We accrue for costs associated with guarantees when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts, and where no amount within a range of estimates is more likely, the minimum is accrued.

We provide service and warranty policies on our products and extend performance and operating cost guarantees beyond normal service and warranty policies on some of our products. Liability under service and warranty policies is based upon a review of historical warranty and service claim experience. Liability for performance and operating cost guarantees is based upon future product performance and durability, and is estimated largely based upon historical experience. Adjustments are made to accruals as claim data and historical experience warrant. In addition, we may incur discretionary costs to service our products in connection with product performance issues.

The changes in the carrying amount of service and product warranties and product performance guarantees for the year ended December 31, 2003 and 2002 are as follows:

In '000's U.S. Dollars	Dec. 31 2003	Dec. 31 2002
Balance as of January 1	$ 2,729	$ 2,027
Warranties and guarantees issued	675	1,267
Settlements made..	(599)	(736)
Adjustments to provision	(109)	10
Exchange	463	161
Balance as of December 31	$ 3,159	$ 2,729

Certain companies at the TEBV level or below are cross guaranteeing the loans at the TEHBV parent level, namely the former vendor loan to Trench LN Holdings S.A. and certain shareholder loans by the four CVC entities.

23. SUBSEQUENT EVENT

On February 11, 2004, we announced a restructuring plan for Trench UK (TUK). This restructuring plan aims to improve the long-term competitiveness of TUK in the market. The restructuring includes the termination of 9 jobs. The estimated total costs associated with this restructuring is approximately $0.3 million (GBP 155K), which is accounted for under FAS 112 and 146.

24. SUPPLEMENTAL GUARANTOR INFORMATION

Trench Electric S.A. and Trench Inc., two wholly owned subsidiaries, issued senior subordinated notes in the amount of $160,000, which are fully and unconditionally guaranteed on an unsecured, senior subordinated joint and several basis by the Group and each of our material members, other than Trench France S.A., Finatrench (France) S.A., Valtimon Holding BV, the Chinese joint ventures and Trench Brasil Ltda. The following combining financial data illustrates the composition of the parent, issuers, guarantor members and the non-guarantor members. Separate complete financial statements of the respective guarantors would not provide additional information which would be useful in assessing the financial composition of the guarantor members and thus are not presented.

The eliminations in the combining balance sheet include the elimination of Finatrench (France) S.A.'s investment in its subsidiary companies, Trench Germany GmbH, a guarantor, and Trench France S.A., a non-guarantor. There are further eliminations of the investment in equity of the joint ventures and Trench Brasil.

The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC rules and regulations. This information is not intended to present the financial position, results of operations and cash flows of the companies in accordance with generally accepted accounting principles.

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

SUPPLEMENTAL CONSOLIDATED CONDENSED BALANCE SHEETS

As at December 31, 2003
(expressed in thousands of U.S. dollars)

	Parent	Issuer	Guarantor Members	Non-Guarantor Members	Eliminations	Consolidated
ASSETS						
Current assets						
Cash and cash equivalents	$ 127	$ 68	$ 15,215	$ 15,671	$ —	$ 31,081
Trade accounts receivable	—	—	37,973	32,221	—	70,194
Inventories, net	—	—	23,407	25,356	—	48,763
Prepayments	15	9	1,474	208	—	1,706
Deferred income tax	—	—	505	196	—	701
Income tax receivable	—	—	—	—	—	—
Other current assets	292	10	3,813	1,856	—	5,971
Total current assets	434	87	82,387	75,508	—	158,416
Property, plant and equipment	78	—	55,477	25,413	—	80,968
Intangible asset	—	—	1,435	—	—	1,435
Goodwill	—	—	145,808	11,951	(8,924)	148,835
Prepaid pension	—	—	287	—	—	287
Deferred financing costs	—	—	3,522	478	—	4,000
Deferred income tax	—	—	13,497	1,310	—	14,807
Long-term receivables	—	—	4,440	278	—	4,718
Other assets	23,669	1,727	79,336	51,552	(156,261)	23
Total assets	$ 24,181	$ 1,814	$386,189	$166,490	$(165,185)	$413,489
LIABILITIES						
Current liabilities						
Trade accounts payable	$ —	$ —	$ 21,848	$ 22,299	$ —	$ 44,147
Accrued liabilities	3,204	732	16,314	7,962	—	28,212
Advance billings	—	—	5,858	2,528	—	8,386
Due to parent	10,975	—	190	—	—	11,165
Income tax payable	—	(32)	3,385	226	—	3,579
Deferred income tax	—	—	45	47	—	92
Current portion of obligation under capital lease	—	—	174	135	—	309
Current portion of long-term debt	—	—	3,591	10,104	—	13,695
Total current liabilities	14,179	700	51,405	43,301	—	109,585
Group loans and intercompany	(71,501)	(133,714)	151,419	53,796	—	—
Current portion of obligation under capital lease	—	—	544	—	—	544
Long-term debt	—	132,001	25,432	3,318	—	160,751
Pension and post-retirement benefits	—	—	21,309	—	—	21,309
Deferred income tax	—	—	13,528	1,517	—	15,045
Other liabilities	—	—	13,049	64	—	13,113
Total liabilities	(57,322)	(1,013)	276,686	101,996	—	320,347
Minority interest	—	—	11,639	—	—	11,639
Contingencies and commitments						
SHAREHOLDER'S EQUITY						
Total shareholder's equity	81,503	2,827	97,864	64,494	(165,185)	81,503
Total liabilities and shareholder's equity	$ 24,181	$ 1,814	$386,189	$166,490	$(165,185)	$413,489

SUPPLEMENTAL CONSOLIDATED CONDENSED BALANCE SHEETS

As at December 31, 2002
(expressed in thousands of U.S. dollars)

	Parent	Issuers	Guarantor Members	Non-Guarantor Members	Eliminations	Consolidated
ASSETS						
Current assets						
Cash and cash equivalents	428	40	$ 8,623	$ 6,331	$ —	$ 15,422
Trade accounts receivable	—	—	38,102	29,164	—	67,266
Inventories, net	—	—	17,854	22,034	—	39,888
Prepayments	8	—	442	193	—	643
Deferred income tax	—	—	—	416	(54)	362
Income tax receivable	—	—	22	—	(22)	—
Other current assets		18	2,760	1,740	—	4,518
Total current assets	436	58	67,803	59,878	(76)	128,099
Property, plant and equipment	—	—	48,890	22,325	—	71,215
Goodwill	—	—	121,176	9,882	(7,148)	123,910
Prepaid pension	—	—	252	—	—	252
Deferred financing costs	—	—	4,199	521	—	4,720
Deferred income tax	—	—	3,970	7,739	—	11,709
Long-term receivables	—	—	5,735	—	—	5,735
Other assets	(7,445)	601	73,797	51,552	(118,425)	80
Total assets	$ (7,009)	$ 659	$325,822	$151,897	$(125,649)	$345,720
LIABILITIES						
Current liabilities						
Bank indebtedness	$ —	$ —	$ 4,767	$ 1,041	$ —	$ 5,808
Trade accounts payable	—	—	13,626	13,729	—	27,355
Accrued liabilities	3,813	711	8,803	12,275	—	25,602
Advance billings	—	—	1,955	4,127	—	6,082
Due to parent	5,948	—	155	—	—	6,103
Income tax payable	—	(37)	3,353	13	(22)	3,307
Deferred income tax	104	—	76	—	—	180
Current portion of obligation under capital lease	—	—	50	507	—	557
Current portion of long-term debt	—	—	3,167	10,119	—	13,286
Total current liabilities	9,865	674	35,952	41,811	(22)	88,280
Group loans and intercompany	(59,846)	(129,134)	146,240	42,740	—	—
Current portion of obligation under capital lease	—	—	3	116	—	119
Long-term debt	—	126,917	33,992	5,141	—	166,050
Pension and post-retirement benefits	—	—	16,587	—	—	16,587
Deferred income tax	1,163	—	4,302	6,676	(54)	12,087
Other liabilities	—	—	12,090	—	—	12,090
Total liabilities	(48,818)	(1,543)	249,166	96,484	(76)	295,213
Minority interest	—	—	8,698	—	—	8,698
Contingencies and commitments						
SHAREHOLDER'S EQUITY						
Total shareholder's equity	41,809	2,202	67,958	55,413	(125,573)	41,809
Total liabilities and shareholder's equity	$ (7,009)	$ 659	$325,822	$151,897	$(125,649)	$345,720

SUPPLEMENTAL CONSOLIDATED CONDENSED STATEMENTS OF INCOME (LOSS)

For the year ended December 31, 2003
(expressed in thousands of U.S. dollars)

	Parent	Issuer	Guarantor Members	Non-Guarantor Members	Eliminations	Consolidated
Operating revenue	$ —	$ —	$ 215,367	$ 103,760	$ (39,585)	$ 279,542
Operating expenses	(433)	109	188,820	87,162	(37,996)	237,662
Operating income	433	(109)	26,547	16,598	(1,589)	41,880
Foreign exchange losses (gains)	285	373	(27,246)	300	—	(26,288)
Interest expense (income)	(5,444)	(206)	20,800	4,401	—	19,551
Income before income taxes, and minority interest and others	5,592	(276)	32,993	11,897	(1,589)	48,617
Exceptional item	5,093	407	402	(4,313)	(1,589)	—
Dividend income	—	—	3,612	1,358	(4,970)	—
Income (loss) before income taxes and minority interest	499	(683)	36,203	17,568	(4,970)	48,617
Provision for income taxes	1,976	93	3,083	3,611	—	8,763
Income before minority interest	(1,477)	(776)	33,120	13,957	(4,970)	39,854
Equity income in subsidiaries	36,445	1,688	9,266	—	(47,399)	—
Minority interests	—	—	4,886	—	—	4,886
Net income for the year	$ 34,968	$ 912	$ 37,500	$ 13,957	$ (52,369)	$ 34,968

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

SUPPLEMENTAL CONSOLIDATED CONDENSED STATEMENTS OF INCOME (LOSS)

For the year ended December 31, 2002
(expressed in thousands of U.S. dollars)

	Parent	Issuers	Guarantor members	Non-guarantor Members	Eliminations	Consolidated
Operating revenues	$ —	$ —	$ 207,265	$ 83,647	$ (35,026)	$ 255,886
Operating expenses	278	116	179,008	78,159	(35,026)	222,535
Operating income (loss)	(278)	(116)	28,257	5,488	—	33,351
Foreign exchange losses (gains)	2,945	95	(5,803)	470	—	(2,293)
Interest expense (income)	(4,060)	(367)	20,531	3,534	—	19,638
Income before income taxes, exceptional item and minority interest	837	156	13,529	1,484	—	16,006
Dividend income	—	—	1,288	2,363	(3,651)	—
Exceptional items	(2,214)	302	1,277	635	—	—
Provision for income taxes	1,477	121	4,688	479	—	6,765
Income before minority interest	1,574	(267)	8,852	2,733	(3,651)	9,241
Equity income in subsidiary	4,908	916	5,192	—	(11,016)	—
Minority interests	—	—	2,759	—	—	2,759
Net income for the year	$ 6,482	$ 649	$ 11,285	$ 2,733	$ (14,667)	$ 6,482

SUPPLEMENTAL CONSOLIDATED CONDENSED STATEMENTS OF INCOME (LOSS)

For the year ended December 31, 2001
(expressed in thousands of U.S. dollars)

	Parent	Issuers	Guarantor members	Non-guarantor Members	Eliminations	Consolidated
Operating revenues	$ —	$ —	$ 198,114	$ 59,609	$ (33,467)	$ 224,256
Operating expenses	674	58	175,397	60,221	(29,241)	207,109
Operating income (loss)	(674)	(58)	22,717	(612)	(4,226)	17,147
Foreign exchange losses (gains)	(40)	(148)	9,423	(133)	—	9,102
Interest expense (income)	(4,023)	(348)	20,780	3,509	—	19,918
(Loss) income before income taxes, dividend income, exceptional item and minority interest	3,389	438	(7,486)	(3,988)	(4,226)	(11,873)
Dividend income	—	—	—	2,955	(2,955)	—
Exceptional item	—	—	4,226	—	(4,226)	—
Provision for (recovery of) income taxes	1,432	171	1,297	(738)	—	2,162
(Loss) income before minority interest	1,957	267	(13,009)	(295)	(2,955)	(14,035)
Equity income (loss) in subsidiary	(17,184)	(315)	1,806	—	15,693	—
Minority interests	—	—	1,192	—	—	1,192
Net (loss) income for the year	$ (15,227)	$ (48)	$ (12,395)	$ (295)	$ 12,738	$ (15,227)

SUPPLEMENTAL CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2003
(expressed in thousands of U.S. dollars)

	Parent	Issuers	Guarantor Members	Non-guarantor Members	Consolidated
Cash provided by (used in)					
OPERATING ACTIVITIES					
Net income (loss) for the period, before equity income adjustments	$ (1,477)	$ (776)	$ 24,622	$ 12,599	$ 34,968
Adjustments to reconcile net income to net cash provided by operating activities:					
Minority interest	—	—	4,886	—	4,886
Depreciation of property, plant and equipment	2	—	4,605	3,486	8,093
Loss on disposal of property, plant and equipment	—	—	10	35	45
Loss on investment writedown	—	—	67	—	67
Gain on sale of assets	—	—	—	(905)	(905)
Amortization of deferred financing costs and other non-cash interest	—	—	1,514	136	1,650
Unrealized exchange (gain) loss on long-term debt and bank indebtedness	226	(45)	(29,322)	—	(29,141)
Changes in non-cash working capital and other non-cash items (*note 16*)	666	(3,958)	12,070	8,248	17,026
	$ (583)	$ (4,779)	$ 18,452	$ 23,599	$ 36,689
INVESTING ACTIVITIES					
Purchase of property, plant and equipment	$ (72)	$ —	$ (3,307)	$ (6,309)	$ (9,688)
Purchase of intangible assets	—	—	(1,196)	—	(1,196)
Proceeds on sale of assets	—	—	—	2,356	2,356
Proceeds on sale of technology	—	—	1,000	—	1,000
Proceeds on disposal of property, plant and equipment	—	—	—	—	—
	$ (72)	$ —	$ (3,503)	$ (3,953)	$ (7,528)
FINANCING ACTIVITIES					
Payments on revolving credit facility with CIBC — net	$ —	$ —	$ (4,756)	$ (1,086)	$ (5,842)
Proceeds from short-term debt	—	—	—	164	164
Payments on short-term debt	—	—	—	(526)	(526)
Payments on long-term debt	—	—	(3,827)	(2,525)	(6,352)
Net proceeds from (payments on) capital leases	—	—	613	(550)	63
Intercompany financing	303	5,359	(4,169)	(1,493)	—
Dividends received (paid)	—	—	2,254	(4,199)	(1,945)
	$ 303	$ 5,359	$ (9,885)	$(10,215)	$(14,438)
Effect of exchange rate changes on cash	$ 51	$ (552)	$ 1,529	$ (92)	$ 936
Increase (decrease) in cash and cash equivalents during the period	(301)	28	6,593	9,339	15,659
Cash and cash equivalents — Beginning of period	428	40	8,622	6,332	15,422
Cash and cash equivalents — End of period	$ 127	$ 68	$ 15,215	$ 15,671	$ 31,081
Supplemental disclosures:					
Cash paid during the period for:					
Income taxes	$ —	$ 82	$ 4,222	$ 1,813	$ 6,117
Interest	$ 201	$ (68)	$ 17,062	$ 706	$ 17,901

SUPPLEMENTAL CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2002
(expressed in thousands of U.S. dollars)

	Parent	Issuers	Guarantor Members	Non-guarantor Members	Consolidated
Cash provided by (used in)					
OPERATING ACTIVITIES					
Net income (loss) for the period, before equity income adjustments	$ 1,574	$ (267)	$ 4,805	$ 370	$ 6,482
Adjustments to reconcile net income to net cash provided by operating activities					
Minority interest	—	—	2,759	—	2,759
Depreciation of property, plant and equipment	—	—	3,960	3,030	6,990
Amortization of goodwill	—	—	—	—	—
Loss on sale of assets	—	—	218	45	263
Gain on sale of assets	—	—	(781)	—	(781)
Amortization of deferred financing costs and other non-cash interest	—	—	1,342	113	1,455
Unrealized exchange gain on long-term debt and bank indebtedness	2,782	57	(6,504)	—	(3,665)
Changes in non-cash working capital and other non-cash items	(1,668)	(92)	7,363	(5,279)	324
	2,688	(302)	13,162	(1,721)	13,827
INVESTING ACTIVITIES					
Acquisitions, net of cash acquired	—	—	(1,933)	981	(952)
Purchases of property, plant and equipment	—	—	(3,061)	(2,129)	(5,190)
Proceeds on sale of assets	—	—	850	1	851
Proceeds on sale of technology	—	—	5,000	—	5,000
	—	—	856	(1,147)	(291)
FINANCING ACTIVITIES					
Net payments on revolving credit facility with CIBC — net	—	—	(5,712)	(128)	(5,840)
Proceeds from short-term debt	—	—	—	362	362
Payments on long-term debt	—	—	(2,811)	(958)	(3,769)
Payments on capital leases	—	—	(72)	(460)	(532)
Increase/(decrease) in debt payable to affiliate	(2,361)	(1,213)	(729)	4,303	—
Intercompany bond sale	—	1,528	(1,528)	—	—
Dividends	—	—	100	(794)	(694)
	(2,361)	315	(10,572)	2,325	(10,473)
Effect of exchange rate changes on cash	42	7	511	70	630
Increase (decrease) in cash and cash equivalents during the year	369	20	3,777	(473)	3,693
Cash and cash equivalents — Beginning of Year	59	20	4,846	6,804	11,729
Cash and cash equivalents — End of year	$ 428	$ 40	$ 8,623	$ 6,331	$ 15,422
Supplemental disclosures:					
Cash paid during the year for:					
Income taxes	$ —	$ 430	$ 3,363	$ 2,239	$ 6,032
Interest	$ (708)	$ (69)	$ 18,175	$ 785	$ 18,183

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

SUPPLEMENTAL CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2001
(expressed in thousands of U.S. dollars)

	Parent	Issuers	Guarantor members	Non-guarantor Members	Consolidated
Cash provided by (used in)					
OPERATING ACTIVITIES					
Net income (loss) for the period, before equity income adjustments	$ 1,957	$ 269	$ (14,204)	$ (3,249)	$ (15,227)
Adjustments to reconcile net income to net cash provided by operating activities					
Minority interest	—	—	1,192	—	1,192
Depreciation of property, plant and equipment	—	—	4,038	2,887	6,925
Amortization of goodwill	—	—	3,229	258	3,487
(Gain) loss on sale of assets	—	—	(58)	—	(58)
Amortization of deferred financing costs and other non-cash interest	(143)	—	897	443	1,197
Unrealized exchange loss on long-term debt and bank indebtedness	(163)	(87)	9,685	(133)	9,302
Changes in non-cash working capital and other non-cash items	(429)	(143)	(2,525)	(938)	(4,035)
	1,222	39	2,254	(732)	2,783
INVESTING ACTIVITIES					
Acquisitions, net of cash acquired	—	—	(2,553)	321	(2,232)
Purchases of property, plant and equipment	—	—	(998)	(6,727)	(7,725)
Proceeds on disposal of property, plant and Equipment	—	—	452	—	452
			(3,099)	(6,406)	(9,505)
FINANCING ACTIVITIES					
Proceeds from revolving credit facility with CIBC — net	—	—	(366)	923	557
Proceeds from long-term debt	—	—	—	—	—
Payments on long-term debt	—	—	(2,544)	(1,059)	(3,603)
Proceeds from capital leases	—	—	—	967	967
Increase/(decrease) in debt payable to affiliate	(2,175)	(275)	275	2,175	—
Increase/(decrease) in capital	—	—	(636)	636	—
Dividends	—	—	(2,955)	2,955	—
	(2,175)	(275)	(6,226)	6,597	(2,079)
Effect of exchange rate changes on cash	272	(17)	(55)	(189)	11
Increase (decrease) in cash and cash equivalents during the year	(681)	(253)	(7,126)	(730)	(8,790)
Cash and cash equivalents — Beginning of Year	740	273	11,972	7,534	20,519
Cash and cash equivalents — End of year	$ 59	$ 20	$ 4,846	$ 6,804	$ 11,729
Supplemental disclosures:					
Cash paid during the year for:					
Income taxes	$ —	$ 95	$ 825	$ 417	$ 1,337
Interest (received)	$ 176	$ (4)	$ 17,602	$ 866	$ 18,640

Other information:

Analysis of provisions:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Allowance for doubtful accounts			
Balance, beginning of period	$ 1,751	$ 843	$ 2,446
Reversal of accrual to income in Trench UK	—	—	(1,003)
Charged to income statement	(64)	(265)	(447)
Adjustment to allowance, net of exchange.	378	1,173	(153)
Balance, end of period...............................	$ 2,065	$ 1,751	$ 843

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Provision for inventory obsolescence			
Balance, beginning of period	$ 1,891	$ 2,188	$ 2,320
Charged to income statement	(36)	(534)	(1,044)
Additional provision, net of exchange	930	237	912
Balance, end of period...............................	$ 2,785	$ 1,891	$ 2,188

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

Subsidiary Information

We own, directly or indirectly 100%, of the following companies (except for MWB (Shanghai) Co. Ltd. in China, which is 65% owned and Trench Fushun Bushing Co. Ltd in Fushun, China, which is 65% owned).

Trench Electric BV
Prof. J.H. Bavincklaan 7
1183 AT, Amstelveen
The Netherlands
+31 20 301 3600

Trench Limited
71 Maybrook Drive
Scarborough, Ontario
M1V 4B6
Canada
+1 416 298 8108

Trench Germany GmbH
Nürnberger Strasse 199
D-96050 Bamberg
Germany
+49 951 1803 0

Trench Austria GmbH
Paschinger Strasse 49
A-4060 Linz-Leonding
Austria
+43 732 6793 0

Trench Inc.
71 Maybrook Drive
Scarborough, Ontario
M1V 4B6
Canada
+1 416 298 8108

Finatrench (France) SA
112 Avenue Kleber
BP 163, Trocadero 75770
Paris, France
+33 3 89 70 23 23

Trench Switzerland A.G.
Lehenmattstrasse 353
CH 4052, Basel
Switzerland
+41 61.315 51 11

Trench Electric SA
180 rue des Aubepines
Luxembourg
L-1145

Trench France SA
16 rue du Général-Cassagnou
68302 St. Louis, Cedex
France
+33 3 89 70 23 23

MWB (Shanghai) Co. Ltd.
3658 Jiang Cheng Road
Minhang, Shanghai, China
200245
+86 21 6463 3611

Trench (UK) Ltd.
South Drive, Hebburn
Tyne & Wear
England
+44 191 483 4711

Trench Brasil Ltda
Via Expressa de Contagem, 2685
CEP: 32370-485
Contagem, MG
Brasil
+55 31 391 5959

Trench Fushun Bushing Co., Ltd
Dong Er Dao, Shuncheng District
Fushun, Liaoning, 113126
China
+86 413 764 4095

Valtimon Holding BV
Prof. J.H. Bavincklaan 7
1183 AT, Amstelveen
The Netherlands

TRENCH ELECTRIC B.V. - FORM 20-F Equivalent

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F Equivalent and that it has duly caused the undersigned to sign this annual report on its behalf.

Dated this: 24th March 2004


TRENCH ELECTRIC B.V.

By: _____

Michael J. Bissell
Group Finance Director
